As filed with the Securities and Exchange Commission on August 19, 2002

Registration No. 333-89734

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Coeur d’Alene Mines Corporation

(Exact name of registrant as specified in its charter)

Idaho (State or other jurisdiction of incorporation or organization)	82-0109423 (I.R.S. Employer Identification No.)

400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Dennis E. Wheeler
Chairman of the Board, President and Chief Executive Officer
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew E. Bogen, Esq.
Timothy J. Hart, Esq.
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071
(213) 229-7000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [   ]

     If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [   ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [   ]

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

ABOUT THIS PROSPECTUS
FORWARD LOOKING STATEMENTS
PROSPECTUS SUMMARY
RISK FACTORS
DESCRIPTION OF NOTES ISSUED 2002
DESCRIPTION OF COMMON STOCK
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
CHANGE OF INDEPENDENT PUBLIC ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF DOCUMENTS BY REFERENCE
SIGNATURES
EXHIBIT INDEX

		Proposed Maximum		Proposed Maximum	Amount
Title of Each Class of	Amount to be	Offering Price		Aggregate	of
Securities to be Registered	Registered	Per Unit		Offering Price	Registration Fee

13 3/8% Convertible Senior Subordinated Notes due December 31, 2003	$21,479,000 principal amount	100	%(1)	$21,479,000 (1)	$1,976.07 (3)

Common Stock(2)(6)	15,910,365 shares	None(4)		None(4)	None(4)

Common Stock(5)(6)	2,823,480 shares	$1.79	(7)	$5,054,029.50	$464.97 (3)

(1)	Estimated pursuant to Rule 457(a) solely for the purpose of computing the registration fee.

(2)	There is being registered hereunder the number of shares of common stock that may be issued upon conversion of the 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 registered hereunder.

(3)	All of this amount was previously paid in connection with Coeur d’Alene Mines Corporation’s registration statement on Form S-4 initially filed with the Commission on June 20, 2001 (File No. 333-63472) and is being applied towards the currently due filing fee pursuant to Rule 457(p).

(4)	Pursuant to Rule 457(i) of the rules and regulations under the Securities Act of 1933, as amended, the registration fee is calculated on the basis of the proposed offering price of the 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 alone.

(5)	Consists of an estimated number of shares of common stock that would be issued by the Registrant as interest on the 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 in lieu of cash from issuance until maturity of the 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 if the Registrant elects to pay interest in shares rather than cash.

(6)	Includes the associated right to purchase Series B Junior Preferred Stock.

(7)	Estimated in accordance with Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the amount of the registration fee based on the average of the high and low prices of the common stock as reported on the New York Stock Exchange on May 30, 2002.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 19, 2002

PROSPECTUS

Coeur d’Alene Mines Corporation

13 3/8% Convertible Senior Subordinated Notes
due December 31, 2003 and Common Stock

     This prospectus provides a description of the 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 and common stock that the selling securityholders may offer from time to time. Each time the selling securityholders sell securities, if required, we will provide a supplement to this prospectus that contains specific information about the offering. Coeur d’Alene Mines Corporation will not receive any of the proceeds of the securities sold hereunder or in a prospectus supplement, if any. You should read this prospectus and the applicable prospectus supplement, if any, carefully before you invest in our securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement, if any.

     Our common stock is listed on the New York Stock Exchange under the symbol “CDE.”

     Investing in our securities involves a high degree of risk. See “Risk Factors” or “Certain Factors Affecting Our Operations” contained in the “Business” section of our filings with the SEC and the applicable prospectus supplement, if any.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This date of this prospectus is                    , 2002

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall, under any circumstances, create any implicitation that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

     Unless we specify otherwise, references in this prospectus to “Coeur,” “we,” “us” and “our” are to Coeur d’Alene Mines Corporation and its consolidated subsidiaries.

ABOUT THIS PROSPECTUS	1
FORWARD LOOKING STATEMENTS	1
PROSPECTUS SUMMARY	2
RISK FACTORS	8
DESCRIPTION OF NOTES ISSUED 2002	19
DESCRIPTION OF COMMON STOCK	34
SELLING SECURITYHOLDERS	35
PLAN OF DISTRIBUTION	35
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS	37
LEGAL MATTERS	45
EXPERTS	45
CHANGE OF INDEPENDENT PUBLIC ACCOUNTANTS	45
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF DOCUMENTS BY REFERENCE	46

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, the selling securityholders may sell up to $21,479,000 principal amount of 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 (the “notes issued 2002”) and common stock issued upon conversion of the notes issued 2002 or that may be issued as interest thereon (the “common stock”).

     This prospectus provides a description of the securities that may be offered from time to time. Each time the selling securityholders sell securities pursuant to this prospectus, if required, they will describe specific information about the offering in a prospectus supplement, which we will deliver with this prospectus. Such prospectus supplement, if any, may also add, update or change the information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement, if any, together with the additional information described under the heading “Where You Can Find More Information.”

     The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or “SEC”, web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

FORWARD LOOKING STATEMENTS

(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

     Some of the information included in this prospectus and other materials filed or to be filed by us with the Commission (as well as information included in oral statements or other written statements made or to be made by us or our representatives) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

     From time to time, oral or written forward-looking statements are also included in our reports on Forms 10-K, 10-Q and 8-K, press releases and other materials released to the public. Although we believe, at the time made, that the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus, our Annual Report on Form 10-K and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus, certain of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Commission on Forms 10-K, 10-Q and 8-K.

PROSPECTUS SUMMARY

Securities Offered

     The selling securityholders may sell, pursuant to this prospectus, up to $21,479,000 principal amount of notes issued 2002 and common stock issued upon conversion of such notes issued 2002 or that may be issued as interest thereon. Following is a summary of the material terms of the offering and the securities offered hereunder.

THE COMPANY

General

     Coeur d’Alene Mines Corporation is the largest primary silver producer in North America and is engaged through its subsidiaries in the operation and/or ownership, development and exploration of silver and gold mining properties and companies located primarily within the United States (Nevada, Idaho and Alaska) and South America (Bolivia, Chile and Argentina). In 2001, we produced approximately 10.9 million ounces of silver and approximately 96,000 ounces of gold.

     Our principal silver mines are located in Nevada (the Rochester Mine) and in the Silver Valley region of northern Idaho (the Galena Mine). In addition, we own or lease, either directly or through our subsidiaries, silver and gold mines in Bolivia (the San Bartolomé silver project), in southern Chile (the Cerro Bayo Mine), in Argentina (the Martha Mine) and in Alaska (the Kensington Property). We also control promising properties with significant silver exploration potential close to our existing mining operations. Our customers are primarily bullion trading banks that purchase silver and gold from us and then sell these metals to end users for use in industry applications such as electronic circuitry, in jewelry and silverware production and in the manufacture and development of photographic film.

     We were incorporated in Idaho in 1928. Our principal executive office is located at 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83814 and our telephone number is (208) 667-3511.

Auditor’s Going Concern Opinion

     The report of our independent auditors for the fiscal year ended December 31, 2001 and the related notes to our financial statements state that our (i) recurring losses from operations, (ii) significant portion of 6% subordinated debentures that need to be repaid or refinanced in June 2002 and (iii) declining amounts of cash and cash equivalents and unrestricted short-term investments raise substantial doubt about our ability to continue as a going concern. See “—The Company; Our Operating Strategy” and “—Debt Restructuring Program” below for discussion regarding our efforts to address those items noted by our independent auditors in their report.

Our Operating Strategy

     Our business strategy is to capitalize on the ore reserve/mineralized material bases located at our operating mines and the expertise of our management team to become the leading primary silver production company through long-term, cash flow generating growth. The principal elements of our business strategy are as follows: (i) increase our silver production and reserves in order to remain the nation’s largest primary silver producer and one of the world’s larger primary silver producers; (ii) decrease cash costs and increase production at our existing silver mining operations; (iii) acquire operating mines, exploration and/or development properties with a view to reducing our cash and total costs, provide short-term positive cash flow return and expand our silver production base and reserves; and (iv) continue to explore for new silver discoveries primarily near our existing mine sites.

DEBT RESTRUCTURING PROGRAM

Purpose and History

     Closely related to our operational strategy is our goal of returning Coeur to profitability. As part of our strategy to achieve this goal, management has adopted a plan to reduce our outstanding indebtedness by focusing initially on our nearer-term indebtedness.

     In early 2002, we faced an immediate liquidity situation. As of March 22, 2002, we had outstanding $19.8 million of our 6% subordinated debentures due June 10, 2002, and did not expect that we would have adequate cash to satisfy our obligation to pay these 6% debentures at maturity on June 10, 2002. To address this situation, we completed a number of transactions that generally fall under two categories.

Exchanges of Debt Securities for Common Stock

     First, we completed a number of exchanges under which holders of our debt securities exchanged such debt securities for shares of our common stock. The transactions included exchanges of our 6% debentures due in June 2002 as well as exchanges of our other debt securities with later maturities. During the period from January 1, 2002 to the maturity of the 6% debentures in June 2002, we completed a series of individually negotiated exchanges, under Section 3(a)(9) of the Securities Act, in which an aggregate of $13.7 million principal amount of our 6% debentures were exchanged for 14.3 million shares of our common stock. Through these transactions, we substantially decreased the amount of cash required to address the June 2002 maturity of the 6% debentures. In addition, during the period from January 1, 2002 to June 30, 2002, we completed the following exchanges of our other debt securities with later maturities:

	Aggregate Principal	Aggregate Number of
	Amount of Debt	Shares of Common Stock
Category of Indebtedness	Securities Exchanged	Issued

13 3/8% Convertible Senior Subordinated Notes due 2003 issued in August 2001	$16,072,000	11,905,185 (a)
6 3/8% Convertible Subordinated Debentures due January 31, 2004	$813,000	741,355
7 1/4% Convertible Subordinated Debentures due October 31, 2005	$256,000	229,949

(a)	The number of shares of common stock issued on conversion of these notes excludes the “make-whole” interest payment due on early conversion, which was also paid by us in shares of common stock.

     Sale of the Notes Issued 2002

     Second, on May 31, 2002, we issued $21.5 million principal amount of the notes issued 2002 for $16.0 million in proceeds. We used approximately $10.0 million of the proceeds from the sale of the notes issued 2002 to pay the entire $9.4 million principal amount plus accrued interest of our 6% debentures outstanding when they matured on June 10, 2002. The notes issued 2002 are substantially similar to our 13 3/8% Convertible Senior Subordinated Notes due 2003 issued in August 2001.

     In connection with the initial purchase and sale of the notes issued 2002, we entered into a registration rights agreement, dated as of May 31, 2002 (the “registration rights agreement”), with the persons listed in this prospectus under the heading “Selling Securityholders,” in which we agreed, at our sole expense, to file with the SEC the registration statement of which this prospectus forms a part. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Current Indebtedness

     The following table presents the amounts and priority of our existing indebtedness as of June 30, 2002:

Priority	Category of Indebtedness	Amount Outstanding at June 30, 2002

1	Senior debt	$ 3,800,000

2	The notes issued 2002 offered hereunder	$21,479,000

2	13 3/8% Convertible Senior Subordinated Notes due 2003 issued in August 2001 (the “existing notes”)	$25,326,500

3	6 3/8% Convertible Subordinated Debentures due January 31, 2004	$65,457,000

3	7 1/4% Convertible Subordinated Debentures due October 31, 2005	$14,394,000

     The aggregate indebtedness information set forth in the above table reflects a reduction, since December 31, 1999, of our outstanding convertible indebtedness of approximately $109.5 million. As of June 30, 2002, we had approximately $126.7 million aggregate principal amount of convertible indebtedness, compared to $236.2 million at December 31, 1999. As a result of these transactions, we have substantially decreased our cash interest and principal requirements, and have increased our operating flexibility which enabled us to commence production at the high grade Cerro Bayo — Martha Mines and continue to pursue the development of the San Bartolomé silver project.

THE NOTES ISSUED 2002

     The following summary is not intended to be complete. For a more detailed description of the notes issued 2002, see “Description of Notes Issued 2002.”

Securities	$21,479,000 aggregate principal amount of 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003

Issuer	Coeur d’Alene Mines Corporation

Maturity	December 31, 2003

Interest	Interest on the notes issued 2002 is payable in cash, common stock, or a combination of cash and stock, at our option, at a rate of 13 3/8% per year, payable on June 30 and December 31 of each year. If we elect to pay interest in common stock, the shares of common stock will be valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day prior to the interest payment date.

Conversion: General	The notes issued 2002 are convertible at any time prior to the maturity at a conversion price of $1.35, subject to adjustment.

Auto-conversion	We may elect to automatically convert the notes issued 2002 at any time prior to maturity if the closing price of our common stock exceeds 200% of the conversion price for at least 20 trading days during a 30-day trading day period ending within five trading days prior to the notice of automatic conversion.

Interest make-whole provision	If an automatic conversion occurs prior to maturity of the notes issued 2002, we will make a payment to holders in cash or, at our option, in common stock, equal to $211.77 for each $1,000 principal amount of notes issued 2002, less any interest actually paid prior to automatic conversion. If paid in common stock, the shares of common stock will be valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day prior to the automatic conversion date.

Voluntary conversion	If holders elect to convert their notes issued 2002 prior to maturity of the notes and prior to notice of automatic conversion, they have the right to receive a payment upon conversion equal to $211.77 for each $1,000 principal amount of notes issued 2002, less interest actually paid, payable in cash or in common stock at our option. If paid in stock, the shares will be valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day prior to the voluntary conversion date, subject to a minimum valuation equal to the conversion price.

Ranking	The notes issued 2002 are subordinated to all of our existing or any future senior debt, are senior in right of payment to our 6 3/8% Convertible Subordinated Debentures due January 31, 2004 and our 7 1/4% Convertible Subordinated Debentures due October 31, 2005 (together, the “debentures”)

and rank equally with our 13 3/8% Convertible Senior Subordinated Notes due 2003 issued on August 1, 2001 (the “existing notes”). As of June 30, 2002, we had approximately $3.8 million of senior debt, $79.9 million of debentures and $25.3 million of existing notes outstanding. The notes issued 2002 are also effectively subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables but excluding intercompany liabilities.

Optional redemption	We may redeem the notes issued 2002 on or after July 27, 2003, in whole or in part, on not less than 30 but no more than 40 days’ notice, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date.

Repurchase at option of holders	Holders may require us to repurchase all or part of their notes issued 2002 upon a change in control (as defined) at a repurchase price equal to 100% of the outstanding principal amount of the notes issued 2002 being redeemed, plus any accrued and unpaid interest.

If a change of control occurs prior to maturity of the notes issued 2002, holders will also receive an amount payable in cash equal to $211.77 for each $1,000 principal amount of notes issued 2002, less any interest actually paid prior to the change of control.

THE COMMON STOCK

     The following summary is not intended to be complete. For a more detailed description of the common stock, see “Description of Common Stock.”

Securities	18,733,845 shares of common stock

Issuer	Coeur d’Alene Mines Corporation

Shares to be Outstanding After Offering	As of June 30, 2002 there were approximately 79.0 million shares of common stock outstanding. If all of the notes issued 2002 were converted into shares of common stock and we elect to pay all of the interest due on the notes issued 2002 in shares of our common stock in lieu of cash, there would be approximately 97.8 million shares of common stock outstanding after this offering.

USE OF PROCEEDS

     The selling securityholders are offering all of the notes issued 2002 and common stock covered by this prospectus. We will not receive any proceeds from the sale of the notes issued 2002 or the common stock in this offering.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

											Three Months Ended
	Years Ended December 31,										March 31,

	1997		1998		1999		2000		2001		2001		2002

											(unaudited)
Ratio of earnings to fixed charges	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A

     Our earnings were inadequate to cover fixed charges for each of the last five years and the most recent interim three-month period. Earnings were insufficient to cover fixed charges in the following amounts: $18.1 million in 1997; $239.1 million in 1998; $33.3 million in 1999; $63.6 million in 2000; $51.3 million in 2001, $11.2 million in the three months ended March 31, 2001; and $11.9 million in the three months ended March 31, 2002.

     For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges, and fixed charges consist of interest and that portion of rent deemed representative of interest. Fixed charges consist of interest, preferred stock dividends and that portion of rent deemed representative of interest.

RISK FACTORS

     You should carefully consider the following risk factors in addition to the other information contained or incorporated by reference in this prospectus in evaluating whether to invest in the notes issued 2002 or the common stock issued upon conversion of the notes issued 2002 or as interest thereon.

Risks Relating to the Notes Issued 2002

     We may not have enough authorized shares of our common stock available to pay interest on the notes issued 2002 in shares of common stock rather than cash.

     We have a total of 125 million authorized shares of our common stock. At June 30, 2002, we had approximately 79.0 million shares outstanding and an additional 24.3 million shares reserved for issuance upon conversion of our debentures and our existing notes and for issuance under our executive and director compensation programs. In addition, the total number of shares of our common stock reserved for future issuance in respect of the notes issued 2002 is approximately 15.9 million shares. There might not be an adequate number of authorized shares of common stock for us to pay interest on the notes issued 2002 in stock rather than cash. We presently cannot determine whether or the extent to which we will pay interest in shares of common stock rather than cash, nor do we know the number of shares of common stock that would be issued if the interest payments were to be fully made in shares of common stock, as the value of such stock would not be determinable until just prior to the time we make such payments. The total number of shares of common stock required to pay interest on the notes issued 2002 in lieu of cash may exceed the number of remaining authorized shares that would be available for issuance. If we were not able to obtain shareholder approval of an increase in the number of our authorized shares prior to the issuance of shares of common stock in payment of such interest, we would not be able to elect to pay such interest in shares of common stock rather than cash. The use of cash to pay interest could have a material adverse effect on our financial condition.

     The market price of our common stock could decrease as a result of the impact of the significant increase in the number of our outstanding shares that may result from conversion of the notes issued 2002 into shares of common stock.

     At June 30, 2002, we had approximately 79.0 million outstanding shares of common stock. The approximately $21.5 million aggregate principal amount of notes issued 2002 is convertible into a total of 15.9 million shares of common stock, assuming there are not adjustments to the conversion price. Furthermore, we will issue additional common stock if we elect to pay interest on the notes issued 2002 in shares of common stock in lieu of cash. The impact of the issuance of a significant amount of common stock upon conversion of the notes issued 2002 and/or in payment of interest may place substantial downward pressure on the market price of our common stock.

     If we incur additional debt in the future that is senior to the notes issued 2002 and are unable to make payments or default on this senior debt, then the holders of notes issued 2002 will not be paid until this senior debt is paid in full.

     While the notes issued 2002 are senior to the debentures and rank equally with the existing notes, the notes issued 2002 are unsecured and subordinated in right of payment to senior debt under the indenture for the notes issued 2002. Although we only had approximately $3.8 million of senior debt at June 30, 2002, we may incur additional senior debt in the future, subject to the restrictions set forth in “Description of Notes Issued 2002 — Additional Covenants” below. In the event of (1) our liquidation or insolvency, (2) a payment default with respect to senior debt, (3) a covenant default with respect to designated senior debt or (4) acceleration of the notes issued 2002 due to an event of default, our assets would be available to pay obligations on the notes issued 2002 only after all senior debt has been paid in full. Although the notes issued 2002 are senior to the debentures, there may not be sufficient assets remaining to pay amounts due on any or all of the notes issued 2002 and existing notes then outstanding after payment of senior debt obligations.

     Our subsidiaries will not be prohibited from incurring debts in the future that would be senior to the notes issued 2002.

     The notes issued 2002 are effectively subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables but excluding inter-company liabilities. In addition, although the notes issued 2002 are senior to the debentures and rank equally with the existing notes, all of the notes issued 2002, the existing notes and the debentures are subordinated to our senior debt.

     The notes issued 2002 are exclusively our obligations. Substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service debt, including the notes issued 2002, is dependent upon the earnings of our subsidiaries. In addition, we depend on the distribution of our subsidiaries’ earnings, loans and other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes issued 2002 or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries also will be contingent upon our subsidiaries’ earnings and business considerations.

     The market price of our common stock has been volatile and may decline, and the market for the notes issued 2002 also may be volatile.

     The market price of our common stock has declined in recent years and may decline in the future. The high and low closing sale prices of our common stock were $4.125 and $0.8125 per share in 2000, $1.23 and $0.87 in 2001 and $2.02 and $0.63 in the quarter ended March 31, 2002. The closing sale price at July 24, 2002 was $1.70 per share.

     The market price of our common stock historically has fluctuated widely and been affected by many factors beyond our control. We also expect the market for the notes issued 2002 to be volatile and subject to similar factors beyond our control. These factors include:

•	the market prices of silver and gold;

•	our operating results;

•	our operating results;

•	general stock market conditions;

•	interest rates;

•	expectations regarding inflation;

•	currency values; and

•	global and regional political and economic conditions and other factors.

     The holder of approximately 7.125 million of our outstanding shares of common stock, which constitute restricted securities under the federal securities laws, has the right to require that we register such shares for public resale under those laws. The offer and resale of such shares could impose downward pressure on the market price of our common stock.

     In 1999, we issued approximately 7.125 million shares of our common stock to Asarco in connection with our acquisition of certain of its silver mining interests. Asarco has a right to request the registration of those shares under the Securities Act for public resale. Absent registration, such shares may be publicly resold only in very limited amounts. The public offering and resale of such shares would increase the number of shares of our common stock being sold in the public market and, absent an offsetting increase in demand for our common stock, could exert downward pressure on the market price of our shares.

     If we automatically convert the notes issued 2002, there is a substantial risk that the price of our common stock could fluctuate from the date we elect to automatically convert to the conversion date.

     We may elect to automatically convert the notes issued 2002 on or prior to maturity if the closing price of our common stock exceeds 200% of the conversion price for at least 20 trading days during a consecutive 30-day trading period ending within five trading days prior to the notice of automatic conversion. You should be aware that there is a risk that the price of our common stock could fluctuate between the time when we may first elect to automatically convert the notes issued 2002 and the automatic conversion date. This time period may extend from 15 to 30 calendar days from the time we elect to automatically convert the notes issued 2002 until the automatic conversion date.

     We may not have the financial resources to repurchase the notes issued 2002 in the event of a change of control.

     We may be unable to repurchase the notes issued 2002 in the event of a change in control. Upon a change in control, you may require us to repurchase all or a portion of your notes issued 2002. If a change in control were to occur, we may not have enough funds to pay the repurchase price for all tendered notes issued 2002. Any future credit agreements or other debt agreements may prohibit the repurchase of notes issued 2002 for cash, or expressly prohibit the repurchase of the notes issued 2002 upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change in control occurs at a time when we are prohibited from repurchasing the notes issued 2002, we could seek the consent of our lenders to repurchase the notes issued 2002 or could attempt to refinance the debt agreements. If we do not obtain such consent, we could not repurchase the notes issued 2002. Our failure to repurchase the notes issued 2002 would constitute an event of default under the notes issued 2002 indenture, which might constitute an event of default under the terms of our other debt. Our obligation to offer to repurchase the notes issued 2002 upon a change of control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

     No public market exists for the notes issued 2002; you may not be able to sell the notes issued 2002 easily.

     There is no established trading market for the notes issued 2002 and we cannot assure you that an active or liquid trading market will develop for the notes issued 2002. The notes issued 2002 are eligible for trading in The Portal Market among “qualified institutional buyers.” However, we do not intend to apply for a listing of the notes issued 2002 on any securities exchange or automated inter-dealer quotation system. The liquidity of any market for the notes issued 2002 will depend upon the number of holders, our own financial performance, the market for similar securities, the interest of securities dealers in making a market and other factors. If a market for the notes issued 2002 were to develop, the notes issued 2002 could trade at prices that may be higher or lower than reflected by their initial offering price. Historically, the market for securities such as the notes issued 2002 has been subject to disruptions that have caused substantial volatility in the prices of similar securities. We cannot assure you that, if a market for the notes issued 2002 were to develop, such a market would not be subject to similar disruptions.

Risks Relating to Our Financial Condition and the Common Stock

     Because we have a large amount of debt, our future operating performance must generate cash flows sufficient to meet our debt payment obligations and our large amount of indebtedness could negatively impact holders of our common stock.

     Our ability to make scheduled debt payments on the notes issued 2002, the existing notes and the debentures will depend on our future operating performance and cash flow. Our operating performance and cash flow, in part, are subject to economic factors beyond our control, including the market prices of silver and gold. We may not be able to generate enough cash flow to meet our obligations and commitments. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets, or issue equity to obtain the necessary funds. We do not know whether we will be able to refinance our debt, issue equity, or dispose of assets to raise funds on a timely basis or on satisfactory terms.

     We incurred net losses of $3.1 million in fiscal 2001 and $47.8 million in fiscal 2000. These losses could continue. As of June 30, 2002, we had outstanding convertible debentures, existing notes and notes issued 2002 in the principal amount of approximately $126.7 million.

     Our large amount of indebtedness could negatively impact holders of the common stock in many ways, including:

•	reducing funds available to support our business operations and for other corporate purposes because portions of our cash flow from operations must be dedicated to the payment of principal and interest on our debt;

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes; and

•	making it more vulnerable to a downturn in general economic conditions or in our business.

     If we are unable to pay our debts upon their maturity, it may be necessary for us to seek relief under Chapter 11 of the Bankruptcy Code. Further, our ability to seek relief under Chapter 11 may be limited by an agreement with one of our major shareholders.

     Absent an increase in precious metals prices and/or an increase in our cash flows, our large amount of indebtedness may require us to seek relief under Chapter 11 of the Bankruptcy Code. Chapter 11 permits a company to remain in control of its business, protected by a stay of all creditor action while the company seeks to negotiate and confirm a plan of reorganization with its creditors. We might not be successful in any attempt to confirm a plan of reorganization with our creditors. If we were to commence a Chapter 11 case, we would expect our relationships with customers and our employee morale to be adversely affected. In addition, it is possible that various development projects and exploratory activities would be curtailed. Many Chapter 11 cases are unsuccessful and virtually all involve substantial time and expense. When a company is unsuccessful in obtaining confirmation of a plan of reorganization, the assets of the company usually are liquidated. Furthermore, under a Shareholder Agreement dated as of May 13, 1999 between us and Asarco Incorporated (“Asarco”), for so long as Asarco or any of its affiliates holds at least 10% of our outstanding common stock, we could need Asarco’s written consent to seek relief under Chapter 11. The need for us to obtain that consent could make our pursuit of Chapter 11 relief more difficult.

     In a bankruptcy case, holders of our convertible debentures, existing notes and notes issued 2002, which amounted to approximately $126.7 million at June 30, 2002, would be entitled to receive full payment on their claims before the distribution of any amounts to holders of common stock.

     If we are in a bankruptcy case, the holders of some of our debt securities and the common stock will not be entitled to payment of funds until holders of other securities are paid.

     The holders of our notes issued 2002 and existing notes, of which an aggregate of $46.8 million in principal amount was outstanding as of June 30, 2002, would be entitled to receive full payment on their claims before the distribution of any amounts to holders of the debentures or holders of the common stock. The holders of the debentures would be entitled, on an equal basis, to receive full payment on their claims before the distribution of any amounts to holders of the common stock. As of June 30, 2002, there was outstanding an aggregate of $79.9 million of indebtedness under the debentures.

     Our common stock may be delisted by the New York Stock Exchange if we do not comply with its listing maintenance requirements.

     Our common stock is listed on the NYSE. In November 2000, the NYSE advised us that we were not in compliance with the continued listing standard requiring a total market capitalization of publicly tradeable shares of not less than $50 million and shareholders’ equity of not less than $50 million. In January 2001, we submitted to the NYSE, and have periodically updated, a plan to achieve compliance with the listing standards by May 27, 2002 (i.e., within 18 months of our receipt of the NYSE’s notice). As of June 12, 2002, the NYSE removed us from its “Watch List” due to our compliance with the continued listing standards. However, we will be subject to a 12-month follow-up period during which the NYSE will review our compliance with the NYSE’s continued listing standards. If we fall below any of the continued listing standards during that time, the NYSE will immediately evaluate the reasons for non-compliance and will take appropriate action, which may include truncating its normal compliance procedures or beginning the initiation of trading suspension procedures.

     Delisting of our common stock could cause a reduction in the liquidity of an investment in the common stock. Delisting also could reduce the ability of holders of the common stock to purchase or sell shares as quickly and as inexpensively as they have done historically. This potential lack of liquidity also could make it more difficult for us to raise capital in the future.

     The market price of the common stock could decrease as a result of the impact of the significant increase in the number of our outstanding shares that may result from the issuance of shares of common stock upon conversion of the notes issued 2002, the existing notes and the debentures.

     As of June 30, 2002, we had approximately 79.0 million outstanding shares of common stock. The notes issued 2002, the existing notes and the debentures are currently convertible into 38.0 million shares of common stock by their terms and we may elect to pay interest on the notes issued 2002 and the existing notes in additional shares of common stock. In addition, we may, from time to time, enter into exchange transactions with holders of our outstanding debentures involving the issuance of additional shares of common stock. The impact of the issuance of a significant amount of common stock may place substantial downward pressure on the market price of the common stock.

     We do not anticipate paying dividends on the common stock.

     We do not anticipate paying any cash dividends on the common stock at this time. Therefore, holders of the common stock will likely not receive a dividend return on their investment and there is a significant likelihood that holders of the common stock will not realize any value through the receipt of cash dividends.

     We are subject to anti-takeover provisions in our charter and in our contracts that could delay or prevent an acquisition of Coeur d’Alene even if such an acquisition would be beneficial to our stockholders.

     Certain provisions of our articles of incorporation and our contracts could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock; and

•	require that a “fair price” be paid in certain business transactions.

     We have also implemented a shareholder rights plan which could delay or prevent a third party from acquiring us.

Risks Relating to Coeur d’Alene and its Business

     We have incurred losses in the last five years and expect to continue to do so.

     We have incurred net losses in the last five years, and have had losses from continuing operations in each of those periods. Significantly contributing to the losses were:

•	historically low gold market prices;

•	our deliberate pursuit of a growth policy calling for the acquisition of mining properties and companies and financing such growth principally by incurring convertible indebtedness; and

•	significant write-offs for impaired assets in 1998 ($223.6 million), 1999 ($20.2 million), 2000 ($21.2 million) and 2001 ($6.1 million).

     Market prices for silver and gold are currently below our full production costs for these metals. If silver and gold prices remain depressed or decline further and we are unable to reduce our production costs below prevailing price levels, our losses will continue. Because low silver and gold prices may make mining at our properties uneconomical, if these prices remain depressed or decline further, we may be required to recognize additional impairment write-downs. This would increase our operating losses.

     We have not had sufficient earnings to cover fixed charges in recent years and presently expect that situation to continue.

     As a result of our net losses, our earnings have not been adequate to satisfy fixed charges (i.e., interest, preferred stock dividends and that portion of rent deemed representative of interest) in each of the last five years. The amounts by which earnings were inadequate to cover fixed charges were approximately 18.1 million in 1997, $239.1 million in 1998, $33.3 million in 1999, $63.6 million in 2000 and $51.3 million in 2001, respectively.

     We do not expect that the debentures will be converted into common stock in the foreseeable future because the conversion price of each issue substantially exceeds the current market price of our common stock. For the period January 1, 2002 to June 30, 2002 a total of $16.1 million in principal of the existing notes had converted onto common stock reducing the amount outstanding to $25.3 million.

     We expect to satisfy our fixed charges and other expense obligations in the future from cash flow from operations and, if cash flow from operations is insufficient, from working capital, which amounted to approximately $39.8 million at December 31, 2001, and, if necessary, the sale of assets or equity or debt securities. We have recently been experiencing negative cash flow from operating activities. The amount of net cash used in, as opposed to provided by, our operating activities amounted to approximately $29.9 million in 2001 and $23.8 million in 2000. The availability of future cash flow from operations or working capital to fund the payment of interest on our debentures and other fixed charges will be dependent upon numerous factors, including our results of operations, silver and gold prices, levels and costs of production at our mining properties, the amount of our capital expenditures and expenditures for acquisitions, developmental and exploratory activities, and the extent to which we are able to reduce the amount of our indebtedness through additional exchanges.

     The market price of silver over which we have no control, is volatile and is at a historically low level that adversely affects us.

     Because we derive greater than 60% of our revenues from sales of silver, our earnings are directly related to the price of this metal. Silver prices fluctuate widely and are affected by many factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors.

     Market prices for silver are at their lowest levels since 1995 and are currently below our full production costs. The market price of silver (as reported by Handy & Harman) on June 30, 2002 was $4.79 per ounce. The price of silver may remain depressed and may decline even further in the future. Factors that are generally understood to have contributed to the recent decline in the price of silver include sales by private and government holders, the emergence of China as a large net seller and a general global economic slowdown.

     If the silver price remains at this level for a sustained period, our net losses will continue, we may suspend mining at one or more of our properties until the price increases, and we may be required to record additional asset impairment write-downs pursuant to SFAS 121 (as discussed below).

     We have recorded significant write-downs of mining properties in recent years and may have to recognize additional write-downs in the future.

     Statement of Financial Accounting Standards No. 121 (SFAS 121), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” established accounting standards for impairment of the value of long-lived assets such as mining properties. SFAS 121 requires a company to review the recoverability of its assets by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment must be recognized when the carrying value of the asset exceeds these cash flows.

     Recognizing impairment write-downs has hurt our results of operations in recent years. We have recorded significant write-downs of our mining properties, including write-downs effected pursuant to SFAS 121 in recent years, amounting to $218.9 million in 1998 and $16.2 million in 1999, $12.2 million in 2000 and $6.1 million in 2001. The 1998 write-downs included $54.5 million at the Petorca Mine in Chile, $42.9 million at the Fachinal Mine in Chile and $121.5 million at the Kensington property in Alaska. The Kensington property is not yet a producing property and may never become one. The 1999 write-downs consisted of $16.2 million at the Yilgarn Star Mine in Australia. The 2000 write-down included an impairment of $12.2 million for our investment in Gasgoyne Gold Mines NL. The 2001 write-down consisted of an additional impairment of $6.1 million at the Kensington property.

     While we do not believe that any of our other properties presently requires a write-down pursuant to SFAS 121, if silver prices remain depressed for a sustained period of time and/or we fail to reduce production costs or expand mineable ore reserves at our mining properties, we may recognize further asset write-downs.

     We also might have to record other types of additional mining property write-downs in the future to the extent a property is sold by us for a price less than the carrying value of the property or reserves have to be created in connection with the closure and reclamation of a property.

     The estimation of ore reserves is imprecise and subjective, requiring the use of uncertain metals market prices and other assumptions. Estimated ore reserves may not be realized in future actual production and operating results.

     The ore reserve figures presented in this report are estimates made by our technical personnel. Reserve estimates are a function of geological and engineering analysis and also require us to make assumptions about production costs and silver and gold market prices. Reserve estimation is necessarily an imprecise and subjective process and the accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation, judgment and experience. Assumptions about silver and gold market prices are subject to great uncertainty as those prices have fluctuated widely in the past. Declines in the market prices of silver or gold may render reserves containing relatively lower grades of ore uneconomic to exploit, and we may be required to further reduce reserve estimates, discontinue development or mining at one or more of our properties, or write down assets as impaired. Should we encounter mineralization or geologic formations at any of our mines or projects different from those predicted by drilling, sampling and similar examinations, then our reserve estimates may be adjusted and mining plans may be altered, which may adversely affect our actual production and operating results. Ore reserves at most of our mining properties operated by us are the subject of verification by independent consulting geologists or mining engineers. Ore reserves at mining properties in which we have an ownership interest but which are operated by other companies are prepared by such companies, reviewed by us and may not be subject to independent verification.

     Silver and gold reserves at mining properties owned by us and in which we have an ownership interest were calculated at or about December 31, 2001. Our ore reserve determinations generally are based on a silver price of $5.00 per ounce and a gold price of $300 per ounce.

     Significant risks and costs are associated with our exploration, development and mining activities.

     Our ability to sustain or increase our present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver and gold, involves many risks and frequently is not productive. If and when mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract the metals from the ores and, in the case of new properties, to construct mining and processing facilities. The economic feasibility of any individual development project and all such projects collectively is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and future metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance of necessary permits and receipt of adequate financing.

     Development projects may have no operating history upon which to base estimates of future operating costs and capital requirements. Particularly for development projects, estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from a limited number of drill holes and other sampling techniques and feasibility studies. Estimates of cash operating costs are then derived based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns estimated.

     Our silver and gold production may decline in the future.

     Our future silver and gold production may decline as a result of the exhaustion of reserves and possible closure of mines. It has been and will continue to be our business strategy to conduct silver and gold exploratory activities at our existing mining and exploratory properties as well as at new exploratory projects, and to acquire silver and gold mining properties and/or businesses that possess mineable ore reserves and are expected to become operational in the near future. Although that is our business strategy, we can provide no assurance that our silver and gold production in the future will not decline.

     There are significant risks associated with our mining activities, not all of which are fully covered by insurance.

     The mining business is generally subject to risks and hazards, including quantity of production, quality of the ore, environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our results of operation. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the industry.

     We are subject to significant environmental and other governmental regulations that can require substantial expenses and capital expenditures.

     Our mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards, occupational health and safety including, mine safety, toxic substances and other matters. Although these laws and regulations have never required us to close any mine, the costs associated with compliance with such laws and regulations are substantial and possible future laws and regulations, or more stringent enforcement thereof by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties. Moreover, these laws and regulations allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, and can lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Risks of substantial costs and liabilities, including for the restoration of the environment after the closure of our mines, are inherent in our operations. Although we believe we are in substantial compliance with applicable laws and regulations, we cannot assure you that any such law, regulation, enforcement or private claim will not have a material adverse effect on our business, financial condition or results of operations.

     Certain of our mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (EPA) regulations governing hazardous waste under the Resource Conservation and Recovery Act (RCRA). If the EPA designates these wastes as hazardous under RCRA in the future, we would be required to expend additional amounts on the handling of such wastes and to make significant expenditures on the construction of hazardous waste disposal facilities. In addition, regardless of whether these wastes are designated as hazardous under RCRA, if they cause contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial cleanup action or to pay for the government’s cleanup efforts. Additional regulations or requirements are also imposed upon our tailings and waste disposal areas in Idaho and Alaska under the federal Clean Water Act (CWA) and in Nevada under the Nevada Water Pollution Control Law which implements the CWA. Airborne emissions are subject to controls under the air pollution statutes implementing the Clean Air Act in Nevada, Idaho and Alaska. In the context of environmental permitting, including the approval of reclamation plans, we must comply with standards and regulations which entail significant costs and can entail significant delays.

     Significant risks are associated with our foreign operations and activities.

     Chile and Bolivia are the most significant foreign countries in which we directly or indirectly own or operate mining properties or developmental projects. We also conduct exploratory projects in Chile and Bolivia. Although the governments and economies of these countries have been relatively stable in recent years, property ownership in a foreign country generally is subject to the risk of expropriation or nationalization with inadequate compensation. Any foreign operations or investment may also be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of particular countries as well as laws and policies of the United States affecting foreign trade investment and taxation.

     There are significant risks associated with any future acquisitions by us.

     An important element of our business strategy has been the opportunistic acquisition of silver and gold mines, properties and businesses. While it is our practice to engage independent mining consultants to assist in evaluating and making acquisitions, mining properties acquired by us in the future might not be developed profitably or, if profitable when acquired, that profitability might not be sustained. In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing shareholders. We intend to seek shareholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock exchange rules.

     Finding and acquiring new mineral properties is very difficult and competitive.

     Because mines have limited lives based on proven and probable ore reserves, we, like other mining companies are continually seeking to replace and expand our ore reserves. Identifying promising mining properties is difficult. Furthermore, we encounter strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing silver and gold. Many of these companies have greater financial resources than we do. Consequently, we may be unable to replace and expand current ore reserves through the acquisition of new mining properties on terms we consider acceptable.

     Significant risks are associated with our purchases of currencies of foreign countries in which we do business.

     We may enter into agreements which require us to purchase currencies of foreign countries in which we do business in order to ensure fixed exchange rates. In the event that actual exchange rates vary from those set forth in the hedge contracts, we will experience U.S. dollar-denominated currency gains or losses.

     We will have to use some of our cash to provide financial assurance relating to our Rochester Mine’s future reclamation liability.

     The insurance company that issued the surety bond required under Nevada law to cover our estimated $17.8 million of future mine closure reclamation costs relating to the Rochester Mine filed for liquidation in the first quarter of 2001. We have reached an agreement in principle with this insurance company and the State of Nevada regarding financial assurance for reclamation costs at the Rochester Mine. This settlement will require us to fund a reclamation escrow account in amounts calculated based on a formula which takes into account the amount of silver produced and sold at the Rochester Mine commencing January 1, 2002. Based on recent production and sales level, we estimate that the annual funding required by the settlement into this escrow account will be approximately $3.2 million.

     Third parties may dispute our unpatented mining claims.

     The validity of unpatented mining claims, which constitute a significant portion of our property holdings in the United States, is often uncertain and may be contested. Although we have attempted to acquire satisfactory title to undeveloped properties, we, in accordance with mining industry practice, do not generally obtain title opinions until a decision is made to develop a property, with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.

     We are required to obtain government permits to expand operations or begin new operations, which is often a costly and time-consuming process.

     Mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of permitting efforts are contingent on many factors that are out of our control. Government permitting may increase costs and cause delays depending on the nature of the activity to be permitted, and in an extreme case, could cause us to not proceed with the development of a mine.

     We may incur significant expense due to our recent switch of independent auditors from Arthur Andersen LLP to KPMG LLP.

     Arthur Andersen LLP, our prior independent auditor, was recently convicted of felony obstruction of justice charges brought by the U.S. Department of Justice in connection with their role as auditors for Enron Corporation. On July 12, 2002 the Audit Committee of our board of directors approved the engagement of KPMG LLP as our new independent auditors. On July 24, 2002 our board of directors approved the Audit Committee’s recommendation to engage KPMG. We may incur significant expense in familiarizing KPMG with our accounting practices and procedures. In addition, our ability to make timely SEC filings could be impaired.

     We may be impeded in our access to the capital markets after completion of this offering due to our inability to include in future registration statements financial statements audited by Arthur Andersen or to obtain Arthur Andersen’s consent to the inclusion of their report in our financial statements.

     Should we seek to access the public capital markets after we complete this offering, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. The SEC’s current rules would require us to present audited financial statements for one or more fiscal years audited by Arthur Andersen and obtain their consent and representations until our audited financial statements for the fiscal year ending December 31, 2004 become available in the first quarter of 2005. If prior to that time the SEC ceases accepting financial statements audited by Arthur Andersen, it is possible that our available audited financial statements for the years ended December 31, 2000 and December 30, 2001 audited by Arthur Andersen might not satisfy the SEC’s requirements. In that case, we would be unable to access the public capital markets unless KPMG, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Andersen. Following the conviction of Arthur Andersen, the SEC issued a release stating that Arthur Andersen has informed the SEC that it will cease practicing before the SEC by August 31, 2002, unless the SEC determines another date is appropriate. Although the SEC has indicated that in the interim it will continue to accept financial statements audited by Arthur Andersen, there is no assurance that the SEC will continue to do so in the future. Any delay or inability to access the public capital markets caused by these circumstances could have a material adverse effect on our business, profitability and growth prospects.

     Since we are unable to obtain required consents from our prior independent public accountants and if they cease conducting business or seek protection from creditors, you may not be able to recover damages from them.

     We are generally required to obtain a written consent from our prior independent public accountants, Arthur Andersen, in order to include their audit report covering the audited financial statements incorporated by reference in this prospectus. We have been unable to obtain Arthur Andersen’s consent in connection with our amended registration statement, and Arthur Andersen did not participate in the preparation of our amended registration statement or revisions to our prospectus after June 3, 2002.

     The SEC has provided temporary relief for companies that are unable to obtain consents from Arthur Andersen due to their indictment for obstruction of justice. We have filed this registration statement in reliance on the temporary relief provided by the SEC. However, because Andersen has not provided a consent in connection with our amended registration statement, you may not be able to recover against Andersen under Section 11 of the Securities Act.

     In addition, should Arthur Andersen cease conducting business, declare bankruptcy or avail itself of other forms of protection from creditors, it is unlikely you would be able to recover damages from Andersen for a claim under Section 11 of the Securities Act or any other claim.

DESCRIPTION OF NOTES ISSUED 2002

General

     The notes issued 2002 were issued under an indenture dated as of May 31, 2002, between us and The Bank of New York, as trustee. The following description is a summary of the material provisions of the notes issued 2002 and the indenture. This summary is subject to and is qualified by reference to all of the provisions of the indenture. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. As used in this “Description of Notes Issued 2002” section, references to “Coeur d’Alene Mines Corporation,” “we,” “our” or “us” refer solely to Coeur d’Alene Mines Corporation and do not include any current or future subsidiary of Coeur d’Alene Mines Corporation.

     The notes issued 2002 are unsecured senior subordinated obligations of Coeur d’Alene Mines Corporation. The notes issued 2002 are subordinated to all our senior debt, but senior in right of payment to Coeur d’Alene Mines Corporation’s 6 3/8% Convertible Subordinated Debentures due January 31, 2004, 7 1/4% Convertible Subordinated Debentures due October 31, 2005 (together, the “debentures”). The notes issued 2002 rank equally in right of payment with our currently outstanding 13 3/8% Convertible Senior Subordinated Notes due 2003 issued under that certain indenture dated as of August 1, 2001 between us and The Bank of New York (the “existing notes”). There are no financial covenants in the indenture. The notes issued 2002 are effectively subordinated in right of payment to all indebtedness and liabilities of our subsidiaries.

Principal, Maturity and Interest

     The notes issued 2002 bear interest at 13 3/8% per year and mature on December 31, 2003.

•	We have issued $21,479,000 aggregate principal amount of notes issued 2002.

     We will pay interest on the notes issued 2002 semi-annually on June 30, and December 31 to record holders at the close of business on June 15 and December 15, respectively. Interest is payable in cash, common stock or a combination of cash and common stock, at our option. If we elect to pay interest in common stock, the shares of common stock will be valued at 90% of the average of the closing prices for the five trading days immediately preceding the second trading day prior to the interest payment date. We will provide holders notice of our election to pay interest in common stock instead of cash no later than the record date prior to such interest payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

     We will pay principal and interest on the notes issued 2002 at the office or agency we maintain for such purpose in the Borough of Manhattan, The City of New York, which shall initially be the office of the trustee. At our option, however, we may pay interest by check mailed to your address as it appears in the notes register.

     If we elect to make a payment in common stock instead of cash with respect to any payment under the terms of the indenture that permits such election, we may either pay cash for any fractional shares or round the fractional share up to the nearest whole share.

     The notes issued 2002 were issued:

•	in fully-registered form;

•	without interest coupons; and

•	in denominations of $1000 and multiples of $1000.

Original Issue Discount

     The notes issued 2002 bear a legend stating that, for the purposes of Sections 1272, 1273 and 1275 of the Internal Revenue Code of 1986, as amended, the notes issued 2002 were issued with original issue discount and that the corporate secretary of Coeur d’Alene Mines Corporation will, beginning no later than June 10, 2002, promptly make available to holders upon request the issue price, the amount of original issue discount, the issue date, the yield to maturity and the comparable yield and projected payment schedule with respect to the notes issued 2002.

Conversion Rights

     You may convert your note issued 2002 at any time prior to maturity, in whole or in part, into shares of common stock at a price of $1.35, subject to adjustment as described below. If a note issued 2002 is called for redemption, the conversion right will terminate at the close of business on the last business day prior to the redemption date. Except as described below, we will make no adjustment for interest accrued on notes issued 2002 or for dividends on any common stock issued prior to the conversion date.

     We May Elect to Automatically Convert the Notes Issued 2002 if our Stock Price Hits a Specific Target

     We may elect to automatically convert the notes issued 2002 at any time prior to maturity if the closing price of our common stock has exceeded 200% of the conversion price for at least 20 trading days during a consecutive 30-day trading period. Notice of automatic conversion must be given within five trading days of such 30-day period. We refer to this as an “automatic conversion.” The notice of automatic conversion must be given not more than 30 and not less than 15 days prior to the date of automatic conversion.

     If an automatic conversion occurs prior to the maturity of the notes issued 2002 we will pay additional interest in cash or, at our option, in shares of our common stock to holders of notes issued 2002. For each $1,000 principal amount of notes issued 2002, this additional interest shall be equal to the sum of (i) $200.625 (which is equal to 18 months of interest) and (ii) the amount of interest payable per $1,000 principal amount of notes issued 2002 from May 31, 2002 to June 30, 2002, less any interest actually paid on the notes issued 2002 on or prior to the conversion date. This means that we are obligated to pay an aggregate of 19 months of interest on the notes issued 2002 over the life of the notes, regardless of whether we elect to automatically convert the notes issued 2002 into common stock. If we elect to pay the additional interest in shares of our common stock, the shares of common stock you receive will be valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day preceding the conversion date. We will specify in the automatic conversion notice whether we will pay the additional interest in cash or common stock. Our ability to pay additional interest in common stock is subject to certain conditions set forth in the indenture.

     If you convert your notes issued 2002 after a regular record date and prior to the next interest payment date, you will have to pay us interest unless the notes issued 2002 are called for redemption (but in no circumstance will you be required to pay us any additional interest or additional voluntary conversion interest). Except for any required payments of additional interest or additional voluntary conversion interest, we will not make any payment or adjustment for interest or dividends upon conversion. If you convert your notes issued 2002, you will not be entitled to receive any dividends payable to holders of common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion but will instead make a cash adjustment for any fractional share interest.

     You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon conversion but will be required to pay any stamp or transfer tax or duty if the common stock issued upon conversion of the note issued 2002 is in a name other than your name. Certificates representing shares of common stock will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

Adjustments to Conversion Price and Rate

     We will adjust the conversion price if:

     (1)  we issue shares of our common stock as a dividend or distribution on our common stock;

     (2)  we issue to substantially all holders of our common stock rights or warrants to subscribe for or purchase our common stock or securities convertible into our common stock at less than the current market price of our common stock, provided the conversion rate will be readjusted if these rights or warrants are not exercised prior to expiration;

     (3)  we subdivide or combine our outstanding common stock;

     (4)  we distribute to all holders of our common stock, shares of our capital stock other than common stock, evidences of indebtedness of Coeur d’Alene Mines Corporation, or assets, including securities, but excluding:

•	those dividends and distributions listed in (1) above;

•	those rights and warrants listed in (2) above or (7) below; and

•	all-cash distributions listed in (5) below;

     (5)  we distribute, by dividend or otherwise, cash to all holders of our common stock in an aggregate amount that, together with the aggregate of any other cash distributions made within the preceding 12 months that did not trigger a conversion price adjustment and all excess payments in respect of each tender offer or other negotiated transaction by us or any of our subsidiaries for common stock concluded within the preceding 12 months that did not trigger a conversion price adjustment, exceeds 15% of our market capitalization;

     (6)  we pay an excess payment in respect of a tender offer or other negotiated transaction by us or any of our subsidiaries for our common stock, if the aggregate of such excess payment, together with (A) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender offer that did not trigger a conversion price adjustment and (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer that did not trigger a conversion price adjustment, exceeds 15% of our market capitalization upon the expiration of such tender offer; and

     (7)  we distribute to substantially all holders of our common stock rights or warrants to subscribe for securities, other than those securities referred to in clause (2) above; and

     (8)  we effect a reverse stock split of our common stock prior to 90 days after the SEC has declared the registration statement of which this prospectus forms a part effective.

     We reserve the right to make reductions in the conversion price in addition to those specified above as we consider advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not make any conversion rate adjustment until the cumulative adjustments amount to 1.0% or more of the conversion price. We will compute any adjustments to the conversion rate pursuant to this paragraph and will give you notice by mail of any adjustments.

     Under the provisions of our rights agreement, holders will receive, in addition to the common stock issuable upon such conversion, the rights, whether or not the rights have separated from the common stock at the time of the conversion. See “Description of Common Stock — Shareholder Rights Plan.” In addition, if we implement a new shareholder rights plan, this new rights plan must provide that upon conversion of your notes issued 2002 you will receive, in addition to the common stock issuable upon such conversion, the rights whether or not such rights have separated from the common stock at the time of such conversion.

     If we reclassify or change our outstanding common stock, consolidate or merge with or into another person, or we sell or convey all or substantially all of our assets, or are a party to a merger that reclassifies or changes our outstanding common stock, each note issued 2002 then outstanding will, without the consent of the holder of any note issued 2002, become convertible only into the kind and amount of securities, cash and other property holders of notes issued 2002 would have owned immediately after the transaction if the holders had converted the notes issued 2002 immediately before the effective date of the transaction. If rights or warrants expire unexercised, the conversion price shall be readjusted to take into account the actual number of rights or warrants that were exercised.

     “Current market price” per share of common stock on any date shall be deemed to be the average of the daily market prices for the shorter of:

•	the 30 consecutive business days ending on the last full trading day on the exchange or market referred to in determining such daily market prices prior to the time of determination; or

•	the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such other distribution or negotiated transaction through such last full trading day on the exchange or market referred to in determining such daily market prices prior to the time of determination.

     “Excess payment” means the excess of:

•	the aggregate of the cash and fair market value of other consideration paid by us or any of our subsidiaries with respect to the shares acquired in a tender offer or other negotiated transaction, over

•	the daily market price of such acquired shares on the trading day immediately after giving effect to the completion of such tender offer or other negotiated transaction.

     “Market capitalization” means the product of the current market price per share on the date fixed for the determination of stockholders entitled to receive such distribution or expiration of such tender offer, as the case may be, times the number of shares of our common stock outstanding on such date.

     We may from time to time reduce the conversion price by any amount for any period of at least 20 days if our board of directors has made a determination that such reduction would be in our best interests, which determination shall be conclusive. We will give at least 15 days’ notice of any proposed reduction.

     If we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes and the number of shares into which notes issued 2002 are convertible is increased as a result of above antidilution provisions, this increase may be deemed to be a payment of a taxable dividend to holders.

Payment of Additional Interest upon Voluntary Conversion Prior to Maturity of the Notes Issued 2002

     If you elect to convert your notes issued 2002 at any time on or prior to maturity of the notes issued 2002, you will receive a payment of additional interest upon conversion so long as we have not previously mailed an automatic conversion notice to holders. We will pay additional interest upon conversion for each $1,000 principal amount of notes issued 2002 converted equal to the sum of (i) $200.625 (which is equal to 18 months of interest) and (ii) the amount of interest payable per $1,000 principal amount of notes issued 2002 from May 31, 2002 to June 30, 2002, less any interest actually paid on the notes on or prior to the conversion date, payable in cash or, at our option, in common stock. This means that we are obligated to pay an aggregate of 19 months of interest on the notes issued 2002 over the life of the notes, regardless of whether the notes issued 2002 are voluntarily converted prior to their maturity. If we elect to pay the additional interest in shares of our common stock, the shares of common stock you receive will be valued at 90% of the average of the closing price of our common stock for the five trading days immediately preceding the second trading day preceding the conversion date. Our ability to pay additional interest in common stock is subject to certain conditions set forth in the indenture. See “Risk Factors — We may not have enough authorized shares of our common stock available to pay interest on the notes issued 2002 in shares of common stock rather than cash.

Subordination

     The notes issued 2002 are subordinate in right of payment to all of our senior debt. The notes issued 2002 are equal in right of payment with the existing notes and are senior in right of payment to the debentures. See “Prospectus Summary — Debt Restructuring Program — Current Indebtedness” for discussion regarding the amounts of our existing indebtedness. Except as provided below under the caption “Additional Covenants,” neither we nor our subsidiaries are limited from incurring senior debt or other indebtedness under the indenture. In addition, the notes issued 2002 are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

     We shall not make any payment on the notes issued 2002 nor shall we redeem, purchase or acquire the notes issued 2002 unless:

•	we have paid all amounts due on senior debt; and

•	at the time of any payment, redemption, purchase or acquisition, there shall not be any default under the senior debt that shall not have been cured or waived that shall have resulted in the full amount of the senior debt being declared due and payable.

     If holders of designated senior debt notify us and the trustee pursuant to a payment blockage notice that a default has occurred that permits them to accelerate the maturity of the designated senior debt, we may not make any payment on the notes issued 2002 or purchase, redeem or acquire the notes issued 2002 for the period (the “payment blockage period”) commencing on the date notice is received and ending on the earlier of:

•	the date on which the event of default under the designated senior debt shall have been cured or waived; or

•	180 days from the date notice is received.

     We may resume payments on the notes issued 2002 after the end of such payment blockage period, unless the holders of the designated senior debt shall have accelerated the maturity of the designated senior debt. Not more than one payment blockage notice may be given in any consecutive 360-day period.

     Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of Coeur d’Alene Mines Corporation or acceleration of the notes issued 2002 because of an event of default, we must pay all senior debt in full before the holders of the notes issued 2002 are entitled to any payments.

     If payment of the note issued 2002 is accelerated because of an event of default, either we or the trustee shall promptly notify the holders of senior debt of the acceleration. We may not make any payments on the notes issued 2002 until five days after the holders of senior debt receive notice of such acceleration. Thereafter, we may pay the notes issued 2002 only if the subordination provisions of the indenture otherwise permit payment at that time.

     As a result of these subordination provisions, in the event of our insolvency, holders of notes issued 2002 may recover ratably less than our general creditors.

Definitions

     “Designated senior debt” means our obligations under any of our senior debt of at least $10.0 million that is specifically designated by us as “designated senior debt” in the instrument governing or evidencing such senior debt for purposes of the indenture governing the notes issued 2002.

     “Indebtedness” means all of our obligations:

     (1)  for borrowed money, including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on our assets which is:

•	given to secure all or part of the purchase price of property, whether given to the vendor of such property or to another; or

•	existing on property at the time of the acquisition of the property;

     (2)  evidenced by a note, debenture, bond or other written instrument;

     (3)  under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document, including a purchase agreement, which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property;

     (4)  in respect of letters of credit, bank guarantees or bankers’ acceptances;

     (5)  with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which our property or assets are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by us or shall otherwise be our legal liability;

     (6)  in respect of the balance of deferred and unpaid purchase price of any property or assets;

     (7)  under any interest rate or currency swap agreement, cap, floor and collar agreement, spot and forward contract and similar agreements or arrangements;

     (8)  with respect to any obligation of others of the type described in the preceding clauses (1) through (7) above or under clause (9) below assumed by or guaranteed in any manner by us or in effect guaranteed by us through an agreement to purchase, including, without limitation, “take or pay” and similar arrangements, and our obligations under any such assumptions, guarantees or other such arrangements; and

     (9)  any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the above.

     “Senior debt” means the principal of, interest on, fees, costs and expenses or other amounts due on indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us, unless, in the instrument creating or evidencing or pursuant to which indebtedness is outstanding, it is expressly provided that the indebtedness is not senior in right of payment to the notes issued 2002. Senior debt includes interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Coeur d’Alene Mines Corporation, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. However, senior debt shall not include:

•	indebtedness of or amounts owed by us for compensation to employees, or for goods, services or materials purchased in the ordinary course of business;

•	indebtedness of Coeur d’Alene Mines Corporation to a subsidiary of Coeur d’Alene Mines Corporation;

•	the debentures;

•	our existing notes; or

•	the notes issued 2002.

Additional Covenants

Incurrence of Senior Debt or Pari Passu Debt

     During the period beginning on the date of issuance and ending February 28, 2003, neither Coeur d’Alene Mines Corporation nor any of its subsidiaries may, without the prior written consent of the holders of notes issued 2002 representing at least sixty percent (60%) of the then outstanding principal amount of the notes issued 2002, (i) incur any indebtedness which is senior debt or incur any pari passu debt if the consideration for any such incurrence is other than cash or (ii) incur for cash consideration any indebtedness which is senior debt or incur any pari passu debt if the proceeds of such incurrence are to be used, directly or indirectly, to prepay, redeem or retire any of the debentures or the existing notes (or any refinancings thereof).

Incurrence of Indebtedness and Issuance of Equity Notes

     During the period (x) beginning on the date of issuance and ending upon the effectiveness of the registration statement of which this prospectus forms a part and (y) beginning on any date on which the registration statement of which this prospectus forms a part ceases to be effective or usable by the selling securityholders identified in the registration rights agreement for any reason for periods other than the mutually-agreed blackout periods contemplated by the registration rights agreement, neither Coeur d’Alene Mines Corporation nor any of its subsidiaries may, without the prior written consent of the holders of notes issued 2002 representing at least sixty percent (60%) of the then outstanding principal amount of the notes issued 2002, incur any indebtedness or issue any equity securities, except for issuances of equity securities pursuant to existing requirements (as of May 31, 2002) of Coeur d’Alene Mines Corporation’s obligations under (i) the debentures or the existing notes that were outstanding on May 13, 2002; (ii) Coeur d’Alene Mines Corporation’s employee benefit plans existing on May 13, 2002; and (iii) the notes issued 2002.

Senior Debt

     Nothing in the indenture prohibits or restricts Coeur d’Alene Mines Corporation (or any of its subsidiaries) from incurring senior debt and granting liens against the assets of Coeur d’Alene Mines Corporation and its subsidiaries to secure such senior debt, provided that neither Coeur d’Alene Mines Corporation nor any of its subsidiaries may use any proceeds received from the incurrence of any such secured senior debt, directly or indirectly, to pay, redeem or retire any of the debentures or existing notes (or any refinancings thereof).

Optional Redemption

     At any time on or after July 27, 2003, we may redeem the notes issued 2002, in whole or in part, upon not less than 30 nor more than 40 days’ prior notice by mail, at the following redemption prices, expressed as a percentage of principal amount:

Date	Redemption Price

Beginning on July 27, 2003 and ending on December 30, 2003	102.675%
December 31, 2003	100.000%

     In each case, we will pay accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date.

     If we redeem less than all the notes issued 2002, the trustee will select the notes issued 2002 to be redeemed in compliance with the requirements of the principal national securities exchange, if any, on which the notes issued 2002 are listed or, if the notes issued 2002 are not so listed, on a pro rata basis. If any note issued 2002 is to be redeemed in part, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder’s note issued 2002 is selected for partial redemption and the holder converts a portion of such note issued 2002, the converted portion shall be deemed to be taken from the portion selected for redemption. On or after the redemption date, interest will cease to accrue on the notes issued 2002 called for redemption.

     We will not be required to make mandatory redemption or sinking fund payments on the notes issued 2002.

Repurchase at the Option of Holders

     If a designated event occurs prior to the maturity of the notes issued 2002, you shall have the right to require us to repurchase your notes issued 2002 at a purchase price equal to 100% of the principal amount to be repurchased, together with accrued and unpaid interest to the designated event payment date. Holders also will receive an amount for each $1,000 principal amount of notes issued 2002 repurchased, payable in cash, equal to the sum of (i) $200.625 (which is equal to 18 months of interest) and (ii) the amount of interest payable per $1,000 principal amount of notes issued 2002 from May 31, 2002 to June 30, 2002, less any interest actually paid on or prior to the designated event payment date. This means that we are obligated to pay an aggregate of 19 months of interest on the notes issued 2002 over the life of the notes, regardless of whether the holders elect to have their notes issued 2002 repurchased upon the occurrence of a designated event. We refer to this as the “designated event payment.”

     Within 30 days following any designated event, we will mail a notice to each holder stating:

     (1)  that the designated event offer is being made pursuant to the designated event provisions of the indenture;

     (2)  that all notes issued 2002 tendered will be accepted for payment;

     (3)  the purchase price and the designated event payment date, such date to be no earlier than 30 days nor later than 40 days from the date the designated event notice is mailed;

     (4)  that any notes issued 2002 not tendered will continue to accrue interest;

     (5)  that all notes issued 2002 accepted for payment shall cease to accrue interest after the designated event payment date, unless we fail to pay the designated event payment;

     (6)  that holders electing to have their notes issued 2002 purchased by us will be required to surrender the notes issued 2002 to the paying agent at the address specified in the notice prior to the close of business on the third business day preceding the designated event payment date;

     (7)  that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the second business day preceding the designated event payment date, a telegram, telex, facsimile transmission or letter setting forth the following:

•	the name of the holder;

•	the principal amount of notes issued 2002 delivered for purchase; and

•	a statement that the holder is withdrawing their election to have the notes issued 2002 purchased;

     (8)  that holders whose notes issued 2002 are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes issued 2002 surrendered, such unpurchased portion to be equal to $1,000 or a multiple of $1,000.

     We will comply with any applicable requirements of Rules 13e-4 and 14e-1 under the Exchange Act in connection with any repurchase of the notes issued 2002 upon a designated event.

     On the designated event payment date, we will:

•	accept for payment notes issued 2002 tendered pursuant to the designated event offer;

•	deposit with the paying agent the designated event payment for all tendered notes issued 2002; and

•	deliver to the trustee the notes issued 2002 together with an officers’ certificate stating that the notes issued 2002 or portions thereof have been accepted for payment by us in accordance with the designated event provisions of the indenture.

     If we accept the notes issued 2002 that you have tendered upon a designated event, the paying agent shall promptly mail to you the purchase price. In addition, the trustee shall promptly authenticate and mail to you a new note for any unpurchased portion of the notes issued 2002 surrendered, provided that the new note is in a principal amount of $1,000 or a multiple of $1,000. We will publicly announce the results of the designated event offer after the designated event payment date. However, we may not have sufficient financial resources to repurchase the notes issued 2002 upon a designated event.

     The indenture does not contain any other provisions that permit you to require us to repurchase or redeem the notes issued 2002 in the event of a takeover, recapitalization or similar restructuring except as set forth in this section.

     The designated event purchase feature may discourage or make it more difficult to complete a takeover of Coeur d’Alene Mines Corporation or remove our management. However, the designated event purchase feature is not as a result of management’s knowledge of any specific effort to accumulate Coeur d’Alene Mines Corporation common stock or to obtain control of Coeur d’Alene Mines Corporation by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. We could, in the future, enter into particular types of transactions that would not constitute a designated event under the indenture but could increase the amount of our indebtedness or affect our capital structure or credit ratings. Any payment upon a designated event by us is subordinated to the prior payment in full of senior debt under the indenture.

     If a designated event were to occur, we may not have sufficient financial resources to pay the purchase price. Any future debt agreements may restrict or prohibit our repurchase of notes issued 2002 for cash. If a designated event occurs at a time we are prohibited from repurchasing the notes issued 2002, we would seek to obtain the consent of our lenders. If we are unable to obtain a consent or refinance the notes issued 2002, we would be prohibited from repurchasing the notes issued 2002. If we fail to repurchase the notes issued 2002 upon a designated event, we would have an event of default under our indenture. Any default under the indenture may result in a default under our senior debt. In addition, the occurrence of a designated event may cause an event of default under our senior debt. As a result, any repurchase of the notes issued 2002 may, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior debt is paid in full.

     A designated event is deemed to have occurred upon a “change of control” or a “termination of trading.”

     A “change of control” occurs:

•	when any person or group is or becomes the beneficial owner of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of our directors (“voting stock”);

•	when we consolidate with or merge into any other corporation, or any other corporation merges into us, and, in the case of any such transaction, our outstanding common stock is reclassified into or exchanged for any other property or security, unless our stockholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the voting stock immediately before such transaction;

•	when we convey, transfer or lease all or substantially all of our assets or any subsidiary conveys, transfers, or leases assets representing all or substantially all of the assets of Coeur d’Alene Mines Corporation and its subsidiaries taken as a whole; or

•	any time the continuing directors do not constitute a majority of our board of directors, or, if applicable, a successor corporation to us.

     However, a change of control shall not be deemed to have occurred if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

     The definition of change of control includes a phrase relating to the lease, transfer or conveyance of all or “substantially all” of our assets. There is no precise established definition of all or “substantially all” under applicable law. As a result, your ability to require us to repurchase the notes issued 2002 as a result of a lease, transfer or conveyance of less than all of our assets may be uncertain.

     “Continuing directors” means any member of our board of directors who:

•	was a member of the board of directors on the date of the indenture; or

•	was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

     “Termination of trading” is deemed to have occurred if our common stock, or other common stock into which the notes issued 2002 are then convertible, is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

Merger, Consolidation or Sale of Assets

     We may not consolidate or merge with or into, whether or not we are the surviving corporation, any person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets unless:

•	we are the surviving corporation, or the person formed by or surviving any such consolidation or merger (if other than us) or the person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

•	the entity or person formed by or surviving any such consolidation or merger (if other than us) assumes all our obligations under the notes issued 2002 and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

•	the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our properties or assets shall be as an entirety or virtually as an entirety to one person and such person shall have assumed all our obligations under the notes issued 2002 and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

•	immediately after such transaction no default or event of default exists; and

•	we or such person shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

Modification and Waiver

     Except as otherwise described below, the consent of the holders of a majority of the principal amount of the outstanding notes issued 2002 is required to amend or modify the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note issued 2002 if it would:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any note issued 2002;

•	make any change to the rights of holders of notes issued 2002 to receive payments of principal or interest on the notes issued 2002;

•	reduce the principal amount of, or any premium or interest on, any note issued 2002;

•	reduce the amount of principal payable upon acceleration of the maturity of the notes issued 2002;

•	change the time, place or currency of payment of principal of, or any premium or interest on, any note issued 2002;

•	waive a redemption payment with respect to any note issued 2002;

•	impair the right to institute suit for the enforcement of any payment on any note issued 2002;

•	impair the right to convert the notes issued 2002 into common stock;

•	modify the subordination provisions in a manner adverse to the holders of the notes issued 2002;

•	modify the conversion provisions in a manner adverse to the holders of the notes issued 2002;

•	make any change relating to waiver of past defaults;

•	reduce the percentage in principal amount of notes issued 2002 required for modification or amendment;

•	reduce the percentage in principal amount of notes issued 2002 necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	waive a default in the payment of the designated event payment or the principal or interest on a note issued 2002, except a rescission of acceleration of the notes issued 2002 by the holders of at least a majority in aggregate principal amount of the notes issued 2002 and a waiver of the payment default that resulted from such acceleration; or

•	make any change in the foregoing modification and waiver provisions.

     Holders of a majority in principal amount of the notes issued 2002 may waive any past default under the indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding note issued 2002.

     However, we and the trustee may amend or supplement the indenture or the notes issued 2002 without the consent of any holder of notes issued 2002:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes;

•	to provide for a merger or consolidation;

•	to provide for any additional rights or benefits to the holders of the notes issued 2002;

•	to make any change that does not adversely affect the legal rights of any such holder under the indenture; or

•	to comply with requirements of the SEC in order to qualify, or maintain the qualification of, the indenture under the Trust Indenture Act.

Events of Default

     The following are events of default under the indenture:

•	we fail to pay principal or premium on the notes issued 2002 when due; whether or not prohibited by the subordination provisions of the indenture;

•	we fail to pay interest on the notes issued 2002 for 30 days after the due date, whether or not prohibited by the subordination provisions of the indenture;

•	we fail to provide timely notice of a designated event;

•	we fail to pay the designated event payment when due, whether or not prohibited by the subordination provisions of the indenture;

•	we fail to comply with any of our other covenants and agreements in the indenture for 60 days after written notice has been given by the trustee or the holders of at least 25% in aggregate principal amount of the notes issued 2002 as provided in the indenture;

•	certain bankruptcy, insolvency or reorganization events that affect us or any of our material subsidiaries;

•	we or one of our subsidiaries defaults under any mortgage, indenture or instrument for money borrowed, or the payment of which is guaranteed by us or one of our subsidiaries, which default (A) is caused by a failure to pay when due principal or interest on such indebtedness within the grace period provided in such indebtedness, which failure continues beyond the longer of any applicable grace period or 30 days (a “payment default”) or (B) results in the acceleration of the indebtedness prior to maturity and, in each case, the principal amount of such indebtedness, together with any other indebtedness under which there has been a payment default or the maturity of which has been accelerated, aggregates $10.0 million or more; and

•	either we or one of our subsidiaries fails to pay final judgments aggregating in excess of $10.0 million, which judgments are not stayed within 60 days after their entry, subject to limited exceptions.

     If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes issued 2002 may declare all of the notes issued 2002 to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization involving us or any material subsidiary, all outstanding notes issued 2002 will automatically become immediately due and payable without further action or notice. Any payment by us on the notes issued 2002 following any such acceleration will be subject to the subordination provisions of the indenture. After any acceleration, but before a judgment or decree based on acceleration, holders of a majority in aggregate principal amount of the outstanding notes issued 2002 may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived as provided in the indenture. Furthermore, an event of default relating to the notes issued 2002 also would constitute an event of default under the indentures relating to the existing notes and the debentures, which could cause the existing notes and debentures, the total outstanding principal amount of which amounted to $105.2 million at June 30, 2002, to be immediately due and payable.

     Holders may not enforce the indenture except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee in case of an event of default, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to these indemnification provisions, holders of a majority in aggregate principal amount of the outstanding notes issued 2002 have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the trustee; or
•	exercise any trust or power conferred on the trustee with respect to the notes issued 2002.

     The trustee may withhold from holders of the notes issued 2002 notice of any continuing default or event of default, if the trustee determines that withholding notice is in the holder’s best interest except in the case of a default or event of default relating to payment on the notes issued 2002.

     No holder of a note issued 2002 has any right to institute any proceeding with respect to the indenture unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

•	such noteholder or noteholders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes issued 2002 have made a written request and offered reasonable indemnity to the trustee to institute this proceeding; and

•	the trustee has failed to institute such proceeding, within 60 days after this notice, request and offer.

     However, these limitations do not apply to a suit instituted by a holder of a note issued 2002 for the enforcement of payment of the principal, premium, if any, or interest on the note issued 2002 on or after the due date specified in the note issued 2002.

     The holders of a majority in aggregate principal amount of the outstanding notes issued 2002 may by notice to the trustee waive any existing default or event of default and its consequences under the indenture except a continuing default or event of default in the payment of the designated event payment or interest on, or the principal of, the notes issued 2002.

     We are required to deliver to the trustee annually a statement regarding compliance with the indenture. We are also required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Transfer and Exchange

     Holders may transfer or exchange notes issued 2002 in accordance with the indenture. The registrar and the trustee may require the holder to furnish appropriate endorsements and transfer documents. We may require the holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to exchange or register the transfer of:

•	any note issued 2002 for a period of 20 days next preceding any selection of notes issued 2002 to be redeemed;

•	any note issued 2002 selected for redemption; or

•	any note issued 2002 surrendered for repurchase and not withdrawn in connection with a designated event.

Reports

     Whether or not required by the rules and regulations of the SEC, so long as any notes issued 2002 are outstanding, we will file the SEC and furnish to the holders upon request all quarterly and annual financial information required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors.

Purchase and Cancellation

     Either we or one of our subsidiaries may, to the extent permitted by applicable law, purchase notes issued 2002 at any price in the open market or otherwise.

     All notes issued 2002 surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall be delivered to the trustee. All notes issued 2002 delivered to the trustee shall be canceled promptly by the trustee. No notes issued 2002 shall be authenticated in exchange for any canceled notes issued 2002.

Replacement of Notes Issued 2002

     We will replace notes issued 2002 that become mutilated, destroyed, stolen or lost at your expense upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction of the notes issued 2002 satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note issued 2002, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note issued 2002 before a replacement note will be issued.

Governing Law

     The indenture and the notes issued 2002 are governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

     The rights of the trustee, should it become a creditor of Coeur d’Alene Mines Corporation, to obtain payment of claims is limited under the indenture. The trustee is permitted to engage in other transactions. However, if the trustee acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the SEC for permission to continue, or resign. An affiliate of the trustee is also the transfer agent for our common stock.

     The holders of a majority in principal amount of the then outstanding notes issued 2002 have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. In case an event of default has occurred and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to these provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes issued 2002 unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Global Notes and Book-Entry System

     The notes issued 2002 were initially issued in certificated form. Any holder may elect to surrender a certificated note in exchange for a global note, provided that any and all of the Depository Trust Company’s (“DTC’s”) requirements with respect thereto are satisfied.

     The notes issued 2002 may be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee, who will be the global notes holder. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or “participants” in such system or indirectly through organizations that are participants in such system.

Exchanges of Global Notes for Certificated Notes

     We will issue notes issued 2002 in certificated form to DTC for owners of beneficial interests in a global note if:

•	DTC notifies us that it is unwilling or unable to continue as depositary and we are unable to locate a qualified successor within 90 days or if at any time DTC, or any successor depositary, ceases to be a “clearing agency” under the Exchange Act;

•	an event of default relating to the notes issued 2002 occurs; or

•	we decide in our sole discretion to terminate the use of the book-entry system for the notes issued 2002 through DTC.

Depositary Procedures

     DTC has advised us as follows:

     DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“direct participants”) deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC system is also available to others like securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

     Purchases of global notes under the DTC system must be made by or through direct participants, which will receive a credit for the global notes on DTC’s records. The beneficial interest of each actual purchaser of each global note (a “beneficial owner”) is in turn to be recorded on the records of the direct participant and indirect participant. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of direct participants and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in global notes, except in the event that use of the book-entry system for the global notes is discontinued.

     To facilitate subsequent transfers, all global notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or any other name as may be requested by an authorized representative of DTC. The deposit of global notes with DTC and their registration in the name of Cede & Co. or any other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes; DTC’s records reflect only the identity of the direct participants to whose accounts those global notes are credited, which may or may not be the beneficial owners. The direct participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices with respect to the global notes shall be sent to Cede & Co. If less than all of the principal amount of the notes issued 2002 is to be redeemed, we believe that DTC’s current practice is to determine by lot the interests of the direct participants to be redeemed.

     Neither DTC nor Cede & Co. (or any other nominee of DTC) will consent or vote with respect to the global notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the global notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal, premium, if any, and interest payments in respect of the global notes will be made to Cede & Co. or any other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of each such participant and not that of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal, premium, if any, and interest payments in respect of the global notes to Cede & Co. (or other nominee requested by an authorized representative of DTC) is our responsibility; disbursement of such payments to direct participants shall be the responsibility of DTC and disbursement of such payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

     DTC may discontinue providing its services as securities depository with respect to the global notes at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered to DTC.

     We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificated notes will be printed and delivered to DTC.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to those persons may be limited. In addition, because DTC can act only on behalf of direct participants, which, in turn, act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing that interest.

     The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information. Although DTC has agreed to these procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee nor any agents of ours or the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of its obligations under the rules and procedures governing its operations.

DESCRIPTION OF COMMON STOCK

     The following description of our common stock sets forth general terms and provisions of our common stock that will be issued upon conversion of the notes issued 2002 into common stock or that may be issued as interest thereon. The following description of our common stock is not complete and is qualified in its entirety by reference to our Articles of Incorporation and Bylaws. We urge you to read our Articles of Incorporation which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See the information under the heading “Where You Can Find More Information.”

Common Stock

     We are authorized to issue up to 125,000,000 shares of common stock, par value $1.00 per share, of which, 79,030,402 shares were outstanding and 1,059,211 shares were held as treasury stock at June 30, 2002.

     The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other security. The outstanding common stock is fully-paid and non-assessable.

     Our Articles of Incorporation include what is, in effect, a fair price provision applicable to certain business combination transactions in which we may be involved. The provision requires that an interested shareholder (which is defined to mean a beneficial holder of 10% or more of our outstanding shares of common stock) not engage in certain specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met:

•	a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

•	holders of 80% or more of the outstanding shares of common stock approve the transaction; or

•	the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its block.

     By discouraging certain types of hostile takeover bids, the fair price provision may tend to insulate our current management against the possibility of removal. We are not aware of any person or entity proposing or contemplating such a transaction.

     The transfer agent and registrar for our common stock, which is listed on the NYSE, is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, N.J.

Shareholder Rights Plan

     On May 11, 1999, our Board of Directors declared a dividend distribution of one right for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series B Preferred Stock at a purchase price of $100 in cash, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of May 11, 1999, between us and ChaseMellon Shareholder Services, L.L.C., as rights agent. The rights are not exercisable or detachable from the common stock until ten days after any person or group acquires 20% or more (or commences a tender offer for 30% or more) of our common stock. If any person or group acquires 30% or more of our common stock or acquires us in a merger or other business combination, each right (other than those held by the acquiring person) will entitle the holder to purchase preferred stock of Coeur d’Alene Mines or common stock of the acquiring company having a market value of approximately two times the $100 exercise price. The rights expire on May 24,

2009, and can be redeemed by us at any time prior to their becoming exercisable. Shares of common stock issued prior to the expiration date of the rights upon conversion of the notes issued 2002 into shares or common stock or issued as interest thereon will be accompanied by rights.

SELLING SECURITYHOLDERS

     The following table sets forth information regarding the ownership of the notes issued 2002 and the aggregate of (i) the number of shares of common stock into which such notes issued 2002 are convertible and (ii) an estimated number of shares of common stock that may be issued by us in lieu of cash for interest on the notes issued 2002, which are held by the persons who may from time to time be selling securityholders of the securities set forth opposite their names.

	Principal Amount of	Shares of Common
	Notes Issued 2002 That	Stock That May Be
Selling Stockholders	May Be Sold	Sold

Lonestar Partners L.P.(1)	$5,999,000	5,232,290
The Conus Fund L.P.(2)	1,498,000	1,306,546
East Hudson Inc. (BVI)(3)	331,000	288,696
The Conus Fund Offshore Ltd(4)	226,000	197,115
JMB Capital Partners, L.P.(5)	6,041,000	5,268,922
Langley Partners, L.P.(6)	2,685,000	2,341,839
Quantico Partners, L.P.(7)	1,007,000	878,298
Gryphon Master Fund, L.P.(8)	3,692,000	3,220,139

Total	$21,479,000	18,733,845

(1)	Southampton Capital Partners, L.P. is the general partner of Lonestar Partners L.P.; Southampton Capital LLC is the general partner of Southampton Capital Partners, L.P.; and Jerome L. Simon is the sole managing member of Southampton Capital LLC. Each of Southampton Capital Partners, L.P., Southampton Capital LLC and Jerome L. Simon may be deemed to beneficially own the notes and the shares of common stock issuable in connection therewith.

(2)	Conus Capital LLC is the general partner of The Conus Fund L.P. and Andrew Zacks is the sole managing member of Conus Capital LLC. Each of Conus Capital LLC and Andrew Zacks may be deemed to beneficially own the notes and the shares of common stock issuable in connection therewith.

(3)	Conus Partners Inc. is the investment manager and attorney-in-fact for East Hudson Inc. (BVI) and Andrew Zacks is the sole shareholder and managing director of Conus Partners Inc. Each of Conus Partners Inc. and Andrew Zacks may be deemed to beneficially own the notes and the shares of common stock issuable in connection therewith.

(4)	Conus Partners Inc. is the investment manager and attorney-in-fact for The Conus Fund Offshore Ltd. and Andrew Zacks is the sole shareholder and managing director of Conus Partners Inc. Each of Conus Partners Inc. and Andrew Zacks may be deemed to beneficially own the notes and the shares of common stock issuable in connection therewith.

(5)	Smithwood Partners, LLC is the general partner of JMB Capital Partners, L.P. and Jonathan Brooks is the sole managing member of Smithwood Partners, LLC. Each of Smithwood Partners, LLC and Jonathan Brooks may be deemed to beneficially own the notes and the shares of common stock issuable in connection therewith.

(6)	Langley Capital, LLC is the general partner of Langley Partners, L.P. and Jeffrey Thorp is the sole managing member of Langley Capital, LLC. Each of Langley Capital, LLC and Jeffrey Thorp may be deemed to beneficially own the notes and the shares of common stock issuable in connection therewith.

(7)	Langley Capital, LLC is the general partner of Quantico Partners, L.P. and Jeffrey Thorp is the sole managing member of Langley Capital, LLC. Each of Langley Capital, LLC and Jeffrey Thorp may be deemed to beneficially own the notes and the shares of common stock issuable in connection therewith.

(8)	Gryphon Partners, L.P. and Gryphon Offshore Fund, Ltd. are the general partners of Gryphon Master Fund, L.P.; Gryphon Management Partners, L.P. is the general partner of Gryphon Partners, L.P. and the investment manager of Gryphon Offshore Fund, Ltd.; Gryphon Advisors, LLC is the general partner of Gryphon. Management Partners, L.P.; and E. B. Lyon is the sole managing member of Gryphon Advisors, LLC. Each of Gryphon Partners, L.P., Gryphon Offshore Fund, Ltd., Gryphon Management Partners, L.P., Gryphon Advisors, LLC and E. B. Lyon may be deemed to beneficially own the notes and the shares of common stock issuable in connection therewith.

     In connection with the purchase of the notes issued 2002, JMB Capital Partners, L.P. and Bear Stearns Securities Corp., custodian for Jeffrey Thorpe IRA exchanged approximately $4.7 million in aggregate principal amount of debentures and our 6% Convertible Subordinated Debentures due June 2002 for approximately 5.1 million shares of the Company’s common stock. Jeffrey Thorpe is the managing member of Langley Capital, LLC which is the general partner of Langley Partners, L.P. and Quantico Partners, L.P. The exchange transactions were conducted pursuant to Section 3(a)(9) of the Securities Act. The debentures and the Company’s 6% Convertible Subordinated Debentures due June 2002 exchanged by such affiliates were initially purchased in open market transactions.

PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of (i) the notes issued 2002, (ii) the underlying common stock or (iii) the common stock issued by us in lieu of cash for interest due on the notes issued 2002, offered by this prospectus. The notes issued 2002 and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes issued 2002, the underlying common stock or the common stock issued by us in lieu of cash for interest due on the notes issued 2002.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes issued 2002 and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes issued 2002, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes issued 2002 are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

     The notes issued 2002, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes issued 2002 may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes issued 2002 and common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

     In connection with the sales of the notes issued 2002, the underlying common stock or the common stock issued by us in lieu of cash for interest due on the notes issued 2002 or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes issued 2002 and the common stock in the course of hedging their positions. The selling securityholders may also sell short the notes issued 2002, the underlying common stock or the common stock issued by us in lieu of cash for interest due on the notes issued 2002 and deliver notes issued 2002, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes issued 2002 to close out short positions, or loan or pledge notes issued 2002, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes issued 2002 to broker-dealers that, in turn, may sell the notes issued 2002, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes issued 2002.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes issued 2002, the underlying common stock or the common stock issued by us in lieu of cash for interest due on the notes issued 2002 by the selling securityholders. Selling securityholders may decide not to sell all or a portion of the notes issued 2002, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes issued 2002 offered by them pursuant to this prospectus or may decide not to sell notes issued 2002, the underlying common stock or the common stock issued by us in lieu of cash for interest due on the notes issued 2002 under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes issued 2002, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes issued 2002 by other means not described in this prospectus. Any notes issued 2002, underlying common stock or common stock issued by us in lieu of cash for interest due on the notes issued 2002 covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

     Under the registration rights agreement, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes issued 2002 and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

     If required by the rules and regulations of the SEC, we will include in a prospectus supplement additional information about the method of distribution of the notes issued 2002, the underlying common stock and the common stock issued by us in lieu of cash for interest due on the notes issued 2002 offered hereby.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a summary of material United States federal income and estate tax considerations relating to the acquisition, ownership and disposition of the notes issued 2002 and the common stock into which the notes issued 2002 are convertible by holders thereof acquiring the notes issued 2002 pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

     This summary assumes that the notes issued 2002 are held as capital assets for United States federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations that may be relevant to holders in light of their particular circumstances, or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	financial institutions;

•	holders whose “functional currency” is not the U.S. dollar;

•	persons that will hold the notes issued 2002 as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes issued 2002 under the constructive sale provisions of the Code.

     If a partnership holds notes issued 2002, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This summary does not address the particular tax consequences of holding notes issued 2002 through a partnership. If you are a partner of a partnership holding our notes issued 2002, you should consult your tax advisor.

     THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

     The following is a summary of the material United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes issued 2002. Material consequences to “non-U.S. holders” of the notes issued 2002 are described under “— Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note issued 2002 that is:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Interest

     Stated Interest

     We intend to take the position that the stated interest on the notes issued 2002 will constitute qualified stated interest and generally will be taxable to you as ordinary income at the time it is paid or accrues in accordance with your regular method of accounting for tax purposes. Qualified stated interest is stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single rate that appropriately takes into account the length of intervals between payments.

     Original Issue Discount

     The notes issued 2002 were originally issued at a discount from their stated principal amount. As such, the notes issued 2002 are treated as having original issue discount for United States federal income tax purposes. In general, you must include original issue discount in income (as ordinary interest income) before receipt of the cash or other payment attributable to such income, regardless of your regular method of tax accounting.

     The aggregate amount of original issue discount on a note issued 2002 is equal to the excess of a note issued 2002’s “stated redemption price at maturity” over its “issue price.” The stated redemption price at maturity of a note issued 2002 will include all payments on the note issued 2002 other than payments of qualified stated interest. The issue price of a note issued 2002 is the first price at which a substantial amount of notes issued 2002 were sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting as underwriters, placement agents or wholesalers).

     If the amount or timing of any payments on a note issued 2002 is contingent, the note issued 2002 could be subject to special rules that apply to contingent payment debt instruments. These rules may require a holder to accrue interest income at a rate higher than the rates described in this section and require the holder to treat as ordinary income, rather than capital gain, any gain recognized on the disposition of a note issued 2002 before the resolution of the contingencies. See “ — Conversion of the Notes Issued 2002.” In some instances, holders of the notes issued 2002 may receive payments in excess of stated principal and interest, and/or the timing of payments may vary. For example, if we elect to convert the notes issued 2002 automatically, or if a holder voluntarily converts a note issued 2002, each holder would be entitled to receive upon conversion a payment which may be in excess of stated principal and interest. Similarly, if we elect to make an interest payment in stock rather than cash, each holder would be entitled to receive stock whose fair market value may be in excess of stated principal and interest. We do not believe that the notes issued 2002 should be treated as contingent payment debt instruments because of these potential payments since the contingent amount thereof likely would be incidental. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes issued 2002 as contingent payment debt instruments, and the discussion in this summary reflects this position. Because of the relative lack of authority on the application of the above special rules to contingent payment debt instruments, the federal income tax consequences of the additional payments are uncertain. The notes issued 2002 could be treated as contingent payment debt instruments, with the consequences described above. If the notes issued 2002 are not treated as contingent payment debt instruments, so that the potential receipt of the additional payments does not affect the accrual of interest, the holders may be required to recognize income or gain upon receipt of a contingent payment. Holders should consult their tax advisors with respect to these additional payments.

     The amount of original issue discount includible in income by you is the sum of the “daily portions” of original issue discount with respect to the notes issued 2002 for each day during the taxable year or portion of the taxable year in which you hold the notes issued 2002. The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the original issue discount allocable to that accrual period. The amount of original issue discount allocable to any accrual period is equal to:

•	the product of the note issued 2002’s “adjusted issue price” at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period, and properly adjusted for the length of the accrual period), less

•	the qualified stated interest allocable to such period.

     The adjusted issue price of a note issued 2002 at the beginning of any accrual period is equal to its issue price increased by the aggregate amount of original issue discount previously accrued on the note issued 2002 for all prior accrual periods and decreased by any payments, other than payments of qualified stated interest, made on the notes issued 2002 on or before the first day of the accrual period. Original issue discount allocable to the final accrual period is the difference between the amount payable at maturity of the notes issued 2002 and the notes issued 2002’s adjusted issue price at the beginning of the final accrual period.

     Under the foregoing rules, you will be required to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Your tax basis in the notes issued 2002 will be increased by the amount of original issue discount you include in gross income, and will be decreased by the amount of any payments you receive with respect to the notes issued 2002, other than payments of qualified stated interest.

     We will provide information to the IRS and will furnish annually to record U.S. holders of the notes issued 2002 (other than exempt holders, including, in particular, corporations) information with respect to the original issue discount accruing on the notes issued 2002 during the taxable year.

     Market Discount

     If you acquire the note issued 2002 for an amount that is less than its adjusted issue price (as defined above in “—Original Issue Discount”), the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than 1/4 of one percent of the stated principal amount multiplied by the remaining number of complete years to maturity from the date of the acquisition.

     If you purchase a note issued 2002 with market discount, you generally will be required to treat any principal payment, any payment that is not qualified stated interest, or any gain upon the sale, exchange or retirement (including redemption or repurchase) of a note issued 2002, as ordinary income to the extent of the accrued market discount on the note issued 2002 that you have not previously included in gross income. If you dispose of the note issued 2002 in some transactions that would otherwise be non-taxable transactions, you will be required to include accrued market discount in gross income as if you had sold the note issued 2002 at its then fair market value. If a note issued 2002 with accrued market discount that has not previously been included in gross income is converted into common stock pursuant to the conversion feature, the amount of such accrued market discount not previously included in gross income generally will be taxable as ordinary income upon disposition of the common stock received upon conversion. You may be required to defer, until the maturity of the note issued 2002 or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry a note issued 2002 with market discount.

     In general, any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note issued 2002, unless you elect to accrue under a constant yield method. You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield method), rather than on disposition of the note issued 2002, in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in gross income on an accrual basis, once made, applies to all market discount obligations you acquire on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. Your tax basis in the notes issued 2002 will be increased by the amount of any market discount included in your gross income under such an election.

     Amortizable Bond Premium

     If you purchase a note issued 2002 for an amount that, when reduced by the value of the conversion feature, is in excess of the sum of all amounts payable on the note issued 2002 other than payments of qualified stated interest, you will be considered to have purchased the note issued 2002 at a “premium.” The value of the conversion feature is the excess, if any, of the note issued 2002’s purchase price over what the note issued 2002’s fair market value would be if there were no conversion feature (determined under any reasonable method). If you purchase a note issued 2002 at a premium, you will not be required to include any original issue discount in gross income. If the amount of premium exceeds the amount of original issue discount on the note issued 2002, the excess will be treated as “amortizable bond premium” and you may elect to amortize the bond premium as an offset to qualified stated interest, using a constant yield method similar to that described above under “—Original Issue Discount” over the remaining term of the note issued 2002, subject to special rules that apply to debt instruments with early call dates. If you elect to amortize bond premium, your tax basis in the note issued 2002 will be reduced by the amount of allowable amortization. The election to amortize bond premium applies to all taxable debt obligations you hold during or after the taxable year for which you make the election, and is irrevocable without the consent of the IRS.

     Acquisition Premium

     If you have an adjusted basis in a note issued 2002 immediately after its purchase that is (i) less than or equal to the sum of all amounts payable on the note issued 2002 after the purchase date other than payments of qualified stated interest and (ii) greater than the note issued 2002’s adjusted issue price (as described above under “—Original Issue Discount” ), the amount of the difference described in clause (ii) is treated as “acquisition premium” for United States federal income tax purposes. If you have purchased a note issued 2002 with original issue discount at an acquisition premium, you may reduce the amount of original issue discount otherwise includible in your gross income during any day in an accrual period by a fraction. The numerator of this fraction is the excess of the adjusted tax basis of the note issued 2002 immediately after its acquisition over the adjusted issue price of the note issued 2002. The denominator of the fraction is the excess of the sum of all amounts payable on the note issued 2002 after the purchase date, other than payments of qualified stated interest, over the note issued 2002’s adjusted issue price. As an alternative to reducing the amount of original issue discount otherwise includible in income by this fraction, you may elect to compute original issue discount accruals by treating the purchase as a purchase at original issuance and using the constant yield method described above.

     Election to Treat All Interest as Original Issue Discount

     You may elect to include in gross income all interest that accrues on a note issued 2002, including stated interest, market discount and original issue discount (as adjusted by any premium), by using the constant yield method described above under “—Original Issue Discount.” Such an election for a note issued 2002 with amortizable bond premium results in a deemed election to amortize bond premium for all taxable debt instruments you own and later acquire with premium, and may be revoked only with the permission of the IRS. Similarly, such an election for a note issued 2002 with market discount results in a deemed election to accrue market discount in income currently for such note issued 2002 and for all other debt instruments you acquire with market discount on or after the first day of the taxable year to which such election first applies, and may be revoked only with the permission of the IRS. Your tax basis in a note issued 2002 is increased by each accrual of the amounts treated as original issue discount under the constant yield election described in this paragraph.

     The rules regarding market discount, and amortizable bond premium and acquisition premium are complex, and you should consult your own tax advisors regarding these rules.

Sale, Exchange or Disposition of Notes Issued 2002

     Except as provided below under “—Conversion of the Notes Issued 2002,” you will generally recognize gain or loss upon the sale, exchange or other taxable disposition (including redemption or repurchase) of a note issued 2002 equal to the difference between the amount realized upon the sale, exchange or other disposition (less an amount attributable to any stated interest not previously included in income, which will be taxable as ordinary interest income, and amounts attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and your adjusted tax basis in the note issued 2002. Your adjusted tax basis in a note issued 2002 generally will equal the amount you paid for the note issued 2002 increased by original issue discount and market discount previously included in income in respect of the note issued 2002, and reduced by payments received in respect of the note issued 2002 other than payments of qualified stated interest. Subject to the discussion above under “—Market Discount,” any gain or loss you recognize on a taxable disposition of the note issued 2002 generally will be capital gain or loss. If you are an individual and have held the note issued 2002 for more than one year, such capital gain will generally be subject to tax at a maximum rate of 20%. Your ability to deduct capital losses may be limited.

Conversion of the Notes Issued 2002

     Your conversion of a note issued 2002 into common stock generally will not be a taxable event, except to the extent of payments of interest that you have not yet included in gross income, and except that the receipt of cash in lieu of a fractional share of common stock will result in the recognition of gain or loss (measured by the difference between the cash received in lieu of the fractional share and your adjusted tax basis in the fractional share).

     Your initial tax basis in common stock received upon a conversion of a note issued 2002 will be the same as your adjusted tax basis in the note issued 2002 at the time of conversion, reduced by any tax basis allocated to a fractional share. Your holding period for the common stock received upon conversion of a note issued 2002 will include your holding period for the converted note.

     As noted above, if we elect to convert the notes issued 2002 automatically, or if a holder elects to convert the holder’s notes issued 2002, the tax consequences of the additional payment that the holder would receive are unclear. The holder could be required to recognize income or gain on the receipt of the additional payment. Finally, the application to the notes issued 2002 of the special rules for contingent payment debt instruments could affect the United States federal income tax consequences of a conversion of the notes issued 2002. If those special rules apply to the notes issued 2002, their effect on a conversion of the notes issued 2002 is uncertain. Under one reading of the rules, conversion of the notes issued 2002 would be a taxable event requiring the holders to recognize gain or loss. We do not believe, however, that the notes issued 2002 should be treated as contingent payment debt instruments, and we will not treat them as such for purposes of filing tax or information returns with the IRS. See “ — Interest — Original Issue Discount” above.

Adjustments of the Conversion Ratio

     The terms of the notes issued 2002 allow for changes in the conversion rate of the notes issued 2002 in certain circumstances. See “Description of Notes Issued 2002 — Adjustment to Conversion Price and Rate.” Changes in conversion rate could be treated as a constructive stock distribution if the changes have the effect of increasing your proportionate interest in our earnings and profits. You would be taxable on such a constructive stock distribution even though you would not actually receive any cash or other property. A constructive stock distribution could occur, for example, if the conversion rate is adjusted to compensate holders of notes issued 2002 for distributions of cash or property to our stockholders. By contrast, changes in the conversion rate will not be treated as a constructive stock distribution if the changes have the effect of preventing the dilution of your interest pursuant to the application of a bona fide, reasonable adjustment formula. Any constructive stock distribution resulting from a change to, or a failure to change, the conversion rate would be treated like a distribution paid in cash or other property and would be includible in your income in the manner described under “—Dividends on Common Stock” below.

Dividends on Common Stock

     If, after you convert a note issued 2002 into common stock, we make a distribution of cash or other property (other than most pro rata distributions of our common stock) in respect of that stock, the distribution will be treated as a dividend, taxable to you as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of your investment up to your basis in such common stock, and any remaining excess will be treated as capital gain. If you are a U.S. corporation, you may be able to claim a deduction for a portion of any distribution received from us that is considered a dividend.

Sale of Other Disposition of Common Stock

     You will generally recognize capital gain or loss on a sale or other disposition of common stock. Your gain or loss will equal the difference between the proceeds you received and your adjusted tax basis in the stock. The proceeds received will include the amount of any cash and the fair market value of any other property received for the stock. In general, if you are an individual and your holding period for the stock is more than one year at the time of the disposition, such capital gain will be subject to tax at a maximum rate of 20%. Your ability to deduct capital losses may be limited.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to payments on the notes issued 2002 and the proceeds of sale of a note issued 2002 unless you are an exempt recipient (such as a corporation). A backup withholding tax at the applicable rate will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the Internal Revenue Service that you are subject to backup withholding.

     Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Consequences to Non-U.S. Holders

     The following is a summary of the material United States federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of notes issued 2002. The term “non-U.S. holder” means a beneficial owner of a note issued 2002 that is not a U.S. holder.

     Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payment of Interest

     Subject to the discussion below concerning backup withholding, the 30% United States federal withholding tax will not apply to any payment to you of principal or interest on a note issued 2002, including original issue discount, by us or any paying agent, provided that all of the following conditions are met:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

•	you are not a bank whose receipt of interest on a note issued 2002 is described in section 881(c)(3)(A) of the Code;

•	either (a) you provide your name and address, and certify to us or our paying agent, under penalties of perjury, that you are not a United States person or (b) a custodian, broker, nominee or other intermediary acting as your agent (such as a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business) holds the note issued 2002 on your behalf and certifies to us or our paying agent, under penalties of perjury, that it has received such a statement from the beneficial owner of the notes issued 2002, or from another qualifying financial institution intermediary, and provides a copy of the statement to us or our paying agent. The foregoing certification may be provided on a properly completed IRS Form W-8BEN or W-8IMY, as applicable, or any successor forms. If you hold your notes issued 2002 through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations; and

•	neither we nor our paying agent has actual knowledge or reason to know that the conditions of the exemption are, in fact, not satisfied.

     Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

     If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty and neither we nor our paying agent has actual knowledge or reason to know that the conditions of the exemption or reduction are, in fact, not satisfied or (2) IRS Form W-8ECI stating that interest paid on the note issued 2002 is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     If you are engaged in a trade or business in the United States and interest and original issue discount on a note issued 2002 is effectively connected with the conduct of that trade or business, you will be required to pay United States federal income tax on that interest and original issue discount on a net income basis (although exempt from the 30% withholding tax, provided the certification requirement described above is met) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest and original issue discount will be included in your earnings and profits.

Sale, Exchange or Disposition of Notes Issued 2002 or Common Stock

     You generally will not be subject to United States federal income tax (i) upon conversion of a note issued 2002 into shares of common stock (except with respect to a cash payment in respect of a note issued 2002 that does not qualify for the portfolio interest exemption described under “—Payment of Interest” above and that has not previously been included in income), or (ii) on gain realized upon the sale, exchange or other taxable disposition of a note issued 2002 (except with respect to amounts attributable to interest, which would be taxable as described above) or common stock unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and other conditions are met;

•	you are subject to Code provisions applicable to certain United States expatriates; or

•	we are, or have, at any time during a prescribed time period, been a United States real property holding corporation (“USRPHC”) and the rules of the Foreign Investment in Real Property Tax Act, referred to as FIRPTA (described below), apply to your disposition of the notes issued 2002 or common stock.

     A holder described in the first bullet point above will be required to pay United States federal income tax on the net gain derived from the sale, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. A holder described in the second bullet point above will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States. Any non-U.S. holder described in these bullet points should consult their own tax advisors as to the U.S. federal income tax consequences of the sale, exchange or other disposition of a note issued 2002 or shares of our common stock.

     We believe that we are currently, and expect to continue to be, a USRPHC. Accordingly, the FIRPTA rules would apply to a disposition by a non-U.S. holder of the notes issued 2002 or the common stock into which the notes issued 2002 are convertible, if the notes issued 2002 or common stock constitute a “U.S. real property interest” in the hands of the non-U.S. holder. Assuming our common stock is regularly traded on an established securities market, our common stock will constitute a U.S. real property interest in the hands of a non-U.S. holder only if that non-U.S. holder owned, directly or indirectly, more than five percent of our common stock within five years before the holder’s disposition of the common stock (or, if shorter, such holder’s holding period), and our notes issued 2002 will constitute a U.S. real property interest only if either (a) the notes issued 2002 are regularly traded on an established securities market and the holder owned more than five percent of the notes issued 2002 within five years before the holder’s disposition of the notes issued 2002, or (b) the notes issued 2002 are not regularly traded and on the date the holder acquired the notes issued 2002 they had a fair market value greater than five percent of the aggregate value of our outstanding common stock. If all of these conditions were met, and if the FIRPTA rules applied to a disposition of notes issued 2002 or common stock, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and, thus, would be subject to U.S. federal income tax. In addition, FIRPTA withholding at a 10% rate may be applicable to a non-U.S. holder’s disposition of notes issued 2002 or the common stock into which the notes issued 2002 are convertible. Assuming our common stock is regularly traded on an established securities market, a non-U.S. holder generally will not be subject to FIRPTA withholding on a sale or other disposition of common stock. In the case of a sale or other disposition of notes issued 2002, if the notes issued 2002 are regularly traded on an established securities market, a holder generally will not be subject to FIRPTA withholding. If the notes issued 2002 are not so regularly traded, a non-U.S. holder will be subject to FIRPTA withholding if on the date the holder acquired such notes issued 2002 they had a fair market value greater than 5% of the aggregate value of our outstanding common stock. We believe that the common stock will be treated as regularly traded on an established securities market. We cannot anticipate whether the notes issued 2002 will be so traded.

Dividends; Adjustments of the Conversion Ratio

     Any dividends paid to you with respect to our common stock received on conversion of a note issued 2002 (and any deemed dividends resulting from most adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion of the notes issued 2002, see “—Consequences to U.S. Holders — Adjustments of the Conversion Ratio” above) will be subject, in general, to U.S. federal withholding tax at a 30% rate (subject to reduction under an applicable income tax treaty) unless the dividend is effectively connected with a trade or business conducted within the United States, in which case the dividend would be taxable on a net income basis at the graduated rates applicable to U.S. persons. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

United States Federal Estate Tax

     A note issued 2002 held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such note issued 2002 would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Shares of our common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual’s estate for United States federal estate tax purposes, unless an applicable United States estate tax treaty provides otherwise.

     Prospective non-U.S. holders who are individuals should be aware that there have been recent amendments to the United States federal estate tax rules, and such persons should consult with their tax advisors before considering an investment in the notes issued 2002.

Backup Withholding and Information Reporting

     If you are a non-U.S. holder, you may have to comply with specific certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements with respect to payments of principal and interest on the notes issued 2002. In addition, we must report annually to the IRS and to you the amount of, and the tax withheld with respect to, any dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

     Backup withholding will generally not apply to payments of dividends made by us to a non-U.S. holder of common stock if the holder has provided its TIN or the required certification that it is not a United States person as described above under “—Interest.” Information reporting may still apply with respect to such dividends even if such certification is provided. Notwithstanding the foregoing, backup withholding may apply if we have actual knowledge, or reason to know, that the holder is a United States person.

     Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the disposition of notes issued 2002 or shares of common stock effected outside the United States by a foreign office of a foreign broker (as defined in applicable Treasury Regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. Holder and other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting (but not backup withholding) will apply to any such payments effected outside the United States by such a broker if it:

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for United States federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

     Payments of the proceeds of a disposition of notes issued 2002 or shares of common stock effected by the United States office of a broker will be subject to information reporting requirements and backup withholding tax unless the non-U.S. holder properly certifies under penalties of perjury as to its foreign status and other conditions are met or it otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or credit against the non-U.S. holder’s United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS

     The legality of the notes issued 2002 offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angles, California. The legality of the common stock offered hereby will be passed upon for us by William F. Boyd.

EXPERTS

     The financial statements included and incorporated by reference in this prospectus, and elsewhere in the registration statement of which this prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

CHANGE OF INDEPENDENT PUBLIC ACCOUNTANTS

     On July 22, 2002, we dismissed our independent public accountants, Arthur Andersen LLP, and retained KPMG LLP to act as our independent auditors. Arthur Andersen had been our independent public accountants since 1999. In connection with Arthur Andersen’s audit of the consolidated financial statements for the fiscal years 1999, 2000, and 2001, and in connection with the subsequent period up to their dismissal, there were no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures, nor any reportable events. Arthur Andersen’s report on our consolidated financial statements for the fiscal years ended December 31, 1999, 2000, and 2001 contained no adverse opinion or disclaimer of opinion and was not modified or qualified as to uncertainty, audit scope or accounting principles, except that Arthur Andersen’s report dated February 15, 2002 stated that the financial statements included in our annual report on Form 10-K for the year ended December 31, 2001 had been prepared assuming that we will continue as a going concern. The decision to change auditors was unanimously approved by our board of directors, including all of the members of our audit committee. Prior to the dismissal of Arthur Andersen, we had not consulted with KPMG on any accounting matters. KPMG has reviewed the disclosure contained in this section of the prospectus.

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION OF DOCUMENTS BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

     This prospectus represents only a summary of the information presented in it, and incorporates by reference certain documents we have filed with the Commission.

     The following Coeur documents are incorporated by reference:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended;

     2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as amended;

     3. Current Report on Form 8-K filed May 22, 2002;

     4. Current Report on Form 8-K filed June 5, 2002;

     5. Current Report on Form 8-K filed July 23, 2002;

     6. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

     7. The description of our common stock contained in our Registration Statement on Form 8-A (File No. 1-08641) filed March 28, 1990, and any amendments or reports filed for the purpose of updating that description; and

     8. All documents filed by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of this offering of notes issued 2002.

     References herein to “this prospectus” are intended to include the documents incorporated by reference, which are an integral part of this prospectus. You should obtain and review carefully copies of the documents incorporated by reference. Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that we later file with the Commission before the termination of this offering of notes issued 2002 will automatically modify and supersede the information previously incorporated by reference and the information in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You may request a copy of these filings, without exhibits, at no cost by writing or contacting us by telephone at the following address:

Corporate Secretary Coeur d’Alene Mines Corporation 400 Coeur d’Alene Mines Building 505 Front Avenue Coeur d’Alene, Idaho 83814

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the securities registered hereby:

SEC Registration fee	$—
NYSE listing fee	66,500
Printing, duplicating and engraving expenses	50,000
Legal fees and expenses	250,000
Accounting fees and expenses	5,000
Miscellaneous	28,500

Total	$400,000

*	To be filed by amendment

Item 15. Indemnification of Directors and Officers.

     Under Title 30, Section 30-1-5 of the Idaho Code and Article VI(b) of the Registrant’s By-Laws, the Registrant’s directors and officers may be indemnified against certain liabilities which they may incur in their capacities as such. The material terms of the indemnification provisions are indemnification:

•	with respect to civil, criminal, administrative or investigative proceedings brought because the defendant is or was serving as an officer, director, employee or agent of the Company;

•	for judgments, fines and amounts paid in settlement reasonably incurred;

•	if the defendant acted in good faith and reasonably believed in the case of conduct in his official capacity that his conduct was in the best interests of the Company, and in all other cases that his conduct was at least not opposed to the best interests of the Company; and

•	if, with respect to a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     Attorney’s fees are included in such indemnification to the extent the indemnified party is successful on the merits in defense of the proceeding. If the foregoing criteria are met, indemnification also applies to a suit threatened or pending by the Company against the officer, director, employee or agent with respect to attorney’s fees unless there is negligence on the part of the indemnified party. Indemnification is made only upon a determination by the Company that it is proper under the circumstances because the applicable standard is met. The determination shall be made by a majority vote of:

•	a quorum of the board of directors consisting of those persons who are not parties to the proceeding;

•	if such a quorum is not available, by independent legal counsel in writing; or

•	by the shareholders.

     Generally, expenses for defense may be paid in advance of final disposition of the proceeding if the indemnified party provides a written affirmation of his good faith belief that he has met the relevant standard of conduct under the Idaho Code and further provides a written undertaking to repay such amounts if it is determined that the applicable standard has not been met. The Registrant also has an officers’ and directors’ liability insurance policy. This insurance policy contains a limit of liability of $10 million with a retention to the Company of $500,000, on a claims made basis. The policy covers claims against officers and directors for “wrongful acts” and also reimburses the Company to the extent the Company indemnifies officers and directors in accordance with applicable law and its by-laws. “Wrongful act” is defined to mean any breach of duty, neglect, error, misstatement, misleading statement, omission or act by the directors or officers of the Company in their respective capacities as such, or any matter claimed against them solely by reason of their status as directors or officers of the Company. The policy contains numerous exclusions of liability which are exceptions to coverage.

Item 16. Exhibits.

     See Exhibit Index attached hereto and incorporated by reference.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (6)  To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d’Alene, State of Idaho, on this 16th day of August, 2002.

COEUR D’ALENE MINES CORPORATION

By:	/s/ DENNIS E. WHEELER

Dennis E. Wheeler Chairman of the Board, President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DENNIS E. WHEELER Dennis E. Wheeler	Chairman of the Board of Directors, President, Chief Executive Officer and Director (Principal Executive Officer)	August 16, 2002

* Geoffrey A. Burns	Senior Vice President and Chief Financial Officer (Principal Accounting Officer)	August 16, 2002

* Wayne L. Vincent	Controller and Chief Accounting Officer (Principal Accounting Officer)	August 16, 2002

* Cecil D. Andrus	Director	August 16, 2002

J. Kenneth Thompson	Director	August , 2002

* James J. Curran	Director	August 16, 2002

* Xavier Garcia de Quevedo Topete	Director	August 16, 2002

James A. McClure	Director	August , 2002

* Robert E. Mellor	Director	August 16, 2002

* John H. Robinson	Director	August 16, 2002

Daniel Tellechea Salido	Director	August , 2002

* Timothy R. Winterer	Director	August 16, 2002

*	Dennis E. Wheeler, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By:	/s/ Dennis E. Wheeler

Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

*4(a)	Articles of Incorporation of the Registrant and amendments thereto. (Incorporated herein by reference to Exhibit 3(a) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1988).

*4(b)	Bylaws of the Registrant and amendments thereto. (Incorporated herein by reference to Exhibit 3(b) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1988).

*4(c)	Certificate of Designations, Powers and Preferences of the Series A Junior Preferred Stock of the Registrant, as filed with Idaho Secretary of State on May 25, 1989 (Incorporated herein by reference to Exhibit 4(a) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1989).

*4(d)	Restated and Amended Articles of Incorporation of the Registrant as filed with the Secretary of State of the State of Idaho effective September 13, 1999. (Incorporated herein by reference to Exhibit 3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

*4(e)	Indenture, dated as of May 31, 2002, by and between the Registrant and The Bank of New York, as trustee, relating to the Registrant’s 13 3/8% Convertible Senior Subordinated Notes due 2003.

*5(a)	Legal opinion of Gibson, Dunn & Crutcher LLP regarding the legality of the notes issued 2002 being registered under this registration statement.

*5(b)	Legal opinion of William F. Boyd regarding the legality of the common stock being registered under this registration statement.

*12	Statement regarding computation of ratio of earnings to fixed charges.

*23(a)	Consent of Arthur Andersen LLP.

*23(b)	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5(a)).

*23(c)	Consent of William F. Boyd (included in Exhibit 5(b)).

*24	Powers of Attorney. (Included on Page II-4 as part of the signature pages hereto).

*25	Statement of Eligibility of Trustee on Form T-1.

*99(a)	Purchase Agreement, dated as of May 13, 2002, made and entered into by and among the Registrant and each of the persons signatory and listed on Annex A thereto (Incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2002).

*99(b)	Registration Rights Agreement, dated as of May 31, 2002, by and among the Registrant and each of the selling securityholders signatory thereto.

*	Previously filed.